Nexa Reports Third Quarter 2026 Results including Net Loss of US$47 million and Adjusted EBITDA of US$301 million

Luxembourg, October 29, 2026 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or the “Company”) announces today its results for the three and nine-month periods ended on September 30, 2026. This Earnings Release should be read in conjunction with the “Condensed consolidated interim financial statements (unaudited) at and for the three and nine-month periods ended on September 30, 2026” (“Financial Statements”). This document contains forward-looking statements.

CEO Message – Ignacio Rosado

The third quarter marked another step forward in our performance. Adjusted EBITDA reached US$301 million, up 62% year-over-year, with the Adjusted EBITDA margin expanding 7.7 percentage points to 32.1%. Year-to-date, Adjusted EBITDA totaled US$869 million, an increase of 84%. We reported a net loss of US$47 million, including a US$124 million non-cash impairment charge related to our Brazilian smelting assets and a US$51 million silver-streaming remeasurement adjustment, which did not involve an outflow of cash in the quarter. We generated US$185 million in net cash from operating activities and US$73 million in free cash flow. Net leverage declined to 1.24x from 1.40x in June, primarily reflecting higher LTM Adjusted EBITDA. Net debt decreased by approximately US$21 million, while gross debt remained broadly unchanged, while maintaining solid liquidity.

Mining zinc production rose 7% quarter-over-quarter to 85kt, driven by Aripuanã, where the fourth tailings filter lifted average plant utilization to 84% from 71% in 2Q26, reaching 90% in September. Smelting production increased 28% to 159kt, with Cajamarquilla operating at full capacity and processing most of the cathode inventory accumulated after the May fire incident. Smelting sales volumes increased 9% to 146kt, and our 2026 sales guidance remains unchanged.

The zinc concentrate market remained tight, with spot treatment charges still in negative territory, a challenging environment for non-integrated smelters. Our integrated business model allows us to capture value across the chain: higher zinc prices supported mining results, while stronger contributions from by-products sustained our smelting margins.

We revised our 2026 CapEx guidance upward by 10% to US$420 million, mainly to accelerate mine development at Aripuanã to support higher throughput in 2027, to bring forward investments in the Cerro Pasco Integration Project, and to reflect the appreciation of the Brazilian real. We also updated our cost guidance, lowering the mining cash cost range due to stronger by-product credits and raising the smelting cash cost range to reflect higher zinc prices and the stronger Brazilian real.

Safety remains a priority for us, our injury frequency rate improved in the quarter and there were no fatalities. We are preparing our operations for the 2026-2027 El Niño event, which official forecasts indicate could reach strong to very strong intensity. There was no impact in the quarter. As part of our preparedness efforts, we built strategic zinc concentrate inventories to support smelter continuity under different scenarios, and our broader measures are outlined in the Sustainability Highlights section.

In August, Votorantim signed a definitive agreement to sell its controlling stake in Nexa to Boliden. We continue to work constructively with all parties toward Closing, expected in the first quarter of 2027, subject to customary approvals. Until Closing, Nexa will continue to operate as a separate company, with no changes to our strategy, capital allocation priorities, or commitments to stakeholders. As we monitor political and macroeconomic developments in our key markets, including trade policy, our priorities remain clear: operating safely, maximizing free cash flow, reducing gross debt, and creating long-term value for our shareholders and the communities where we operate.

Summary of Financial Performance

US$ million (except per share amounts)	3Q26	2Q26	3Q25	9M26	9M25
Net revenues	937	908	764	2,733	2,099
Net income (loss)	(47)	98	100	169	142
EBITDA	109	262	259	657	516
Basic and diluted earnings (loss) per share ("EPS")	(0.47)	0.52	0.52	0.72	0.62

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US$ million (except per share amounts)	3Q26	2Q26	3Q25	9M26	9M25
Adjusted net income (1)	144	122	27	381	98
Adjusted EBITDA (1)	301	286	186	869	472
Adj. EBITDA margin (%) (1)	32%	31%	24%	32%	22%
Adjusted basic and diluted earnings (loss) per share (1)	0.87	0.64	(0.03)	2.18	0.25
Operating cash flow before working capital (2)	306	286	204	901	545
CapEx	111	89	90	272	227
Free Cash Flow (3)	73	19	77	(35)	(144)
Increase (Decrease) in cash and cash equivalents	25	(10)	52	(111)	(156)
Liquidity (4)	415	387	470	415	470
Net debt	1,456	1,476	1,479	1,456	1,479
Net Debt/LTM Adj. EBITDA (1)	1.24x	1.40x	2.21x	1.24x	2.21x

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release – US$191 million in 3Q26, US$24 million in 2Q26 and US$(73) million in 3Q25, totaling US$213 million in 9M26 and US$(44) million in 9M25. For details on segment definition and accounting policy, please refer to explanatory note 2 in the Financial Statements.

(2) Working capital and other variations had a negative impact of US$58 million in 3Q26 and US$83 million in 2Q26, and a positive impact of US$12 million in 3Q25, totaling a negative impact of US$423 million in 9M26 and US$259 million in 9M25.

(3) We have changed our Free cash flow definition compared to previous quarters. The updated definition is defined as Net cash provided by operating activities minus CapEx. Refer to “Consolidated statement of cash flows – Reconciliation” in the Appendix section.

(4) Liquidity is defined as cash and cash equivalents plus financial investments.

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Executive Summary

Consolidated Financial Performance

Higher metal prices and stronger by-product contributions drove year-over-year growth in revenue and adjusted EBITDA, partially offset by lower smelting sales volumes due to shipments in transit to be recognized in 4Q26. Compared with 2Q26, results were benefited from higher zinc prices and the recovery of Cajamarquilla. Net income was impacted by impairment and silver-streaming remeasurement charges.

3Q26 | 9M26 Net Revenues US$937 million +3% QoQ | +23% YoY US$2,733 million +30%

Net revenues totaled US$937 million, up 3% quarter-over-quarter, driven by higher smelting sales volumes and higher zinc and copper prices, partially offset by lower silver prices and copper sales volumes. Year-over-year, net revenues rose 23%, mainly reflecting higher zinc prices and a significantly stronger by-products contribution, partially offset by lower smelting and copper sales volumes.

Earnings: Net loss of US$47 million mainly reflected a US$124 million non-cash net impairment charge related to Juiz de Fora and Três Marias System cash-generating units and a US$51 million silver-streaming remeasurement adjustment. The decline from second quarter’s net income also reflected the absence of the tax-interest reversal recognized in that period. Excluding the impairment, the silver-streaming remeasurement adjustment and other items detailed in the "Net Income (Loss)" section, Adj. Net Income rose 18% quarter-over-quarter to US$144 million, reflecting stronger operating performance and higher metal prices. EPS was US$(0.47) and Adjusted EPS was US$0.87, compared to US$0.52 and US$(0.03), respectively, in 3Q25.

Consolidated Adjusted EBITDA of US$301 million, up 5% quarter-over-quarter, primarily driven by higher zinc prices, a recovery in smelting sales volumes at Cajamarquilla, and a stronger by-products contribution. These effects were partially offset by higher smelting raw material costs, reflecting a larger share of zinc concentrate purchased from third parties. Year-over-year, Adjusted EBITDA rose 62%, driven by higher zinc prices and a stronger by-products contribution, partially offset by higher operating costs, BRL appreciation, and lower smelting sales volumes.

Margins: Adjusted EBITDA margin of 32.1% expanded 0.6 p.p. quarter-over-quarter and 7.7 p.p. year-over-year, mainly reflecting higher metal prices, partially offset by higher operating costs and, year-over-year, lower smelting sales volumes.

Mining Adjusted EBITDA of US$236 million, up 7% quarter-over-quarter, mainly reflecting higher zinc prices and lower operating costs, partially offset by a lower by-products contribution from softer silver and gold prices and lower copper and zinc sales volumes. Year-over-year, Mining Adj. EBITDA rose 44%, supported by higher zinc and copper prices and a stronger by-products contribution, partially offset by higher operating costs and lower sales volumes.

Smelting Adjusted EBITDA of US$65 million was broadly stable (down 2%) quarter-over-quarter, as higher sales volumes and a stronger by-products contribution were offset by higher raw material costs and a lower cash dividend received from Enercan. Year-over-year, Smelting Adj. EBITDA nearly tripled, up 187%, driven by stronger by-products contribution and higher zinc prices.

Net Income (Loss) | EPS US$(47) million -148% QoQ | -147% YoY US$169 million +19% US$(0.47) per share -191% QoQ | -190% YoY US$0.72 per share +16%
Adj. Net Income | Adj. EPS US$144 million +18% QoQ | +438% YoY US$381 million +288% US$0.87 per share +37% QoQ | +3,356% YoY US$2.18 per share +780%
Consolidated Adj. EBITDA US$301 million +5% QoQ | +62% YoY US$869 million +84%
Adj. EBITDA Margin 32.1% +0.6 p.p. QoQ | +7.7 p.p. YoY 31.8% +9.3p.p.
Mining Adj. EBITDA US$236 million +7% QoQ | +44% YoY US$687 million +75%
Smelting Adj. EBITDA US$65 million -2% QoQ | +187% YoY US$182 million +130%

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Operational Performance Mining output increased sequentially, led by Aripuanã and the normalization of our Peruvian operations, while smelting production reflected the recovery at Cajamarquilla.

3Q26 | 9M26 Mining Segment

Zinc production totaled 85kt, up 7% quarter-over-quarter, reflecting higher throughput and grades, led by Aripuanã, where the fourth tailings filter supported higher plant utilization, and by the normalization of operations in Peru. Year-over-year, production rose 1%, supported by higher treated ore volumes and zinc grades.

Copper production of 6.0kt declined 4% quarter-over-quarter and 30% year-over-year, mainly reflecting lower head grades at Cerro Lindo and Aripuanã.

Silver production reached 2.9MMoz, up 8% quarter-over-quarter, supported by higher throughput and grades, particularly at Aripuanã and was broadly stable year-over-year.

Cost per tonne of run-of-mine (“Cost ROM”) of US$54/t decreased 5% quarter-over-quarter, as higher treated ore volumes diluted fixed costs, more than offsetting higher operating costs at El Porvenir. Year-over-year, Cost ROM increased 7%, reflecting higher unit costs across most operations, except Atacocha.

Mining cash cost of US$(0.64)/lb decreased US$0.68/lb quarter-over-quarter, mainly reflecting positive mark-to-market adjustments on lead and copper concentrates, lower operating costs and higher zinc sales volumes at Aripuanã, partially offset by lower by-product credits. Year-over-year, cash cost decreased US$0.15/lb, reflecting a stronger by-products contribution, partially offset by higher operating costs and the BRL appreciation.

Smelting sales volumes: Total zinc sales (metallic + oxide) of 146kt increased 9% quarter-over-quarter, as Cajamarquilla recovered production and processed the cathode inventory built in 2Q26. Part of the quarter’s output was allocated to fourth-quarter sales, as shipments to North America and Europe, given longer transit times, will only be recognized in 4Q26. Year-over-year, sales declined 2%. Higher volumes at Três Marias partially offset the annual decline, while lower volumes at Juiz de Fora, following the roaster stoppage in September, partially offset the sequential increase.

Smelting conversion cost of US$0.36/lb was broadly flat quarter-over-quarter, as lower unit costs at Cajamarquilla, on higher sales volumes, offset higher costs at Três Marias. Year-over-year, conversion cost increased 4%, mainly reflecting higher costs at Três Marias, driven by BRL appreciation, and lower share of Cajamarquilla in total sales.

Smelting cash cost of US$1.65/lb increased 15% quarter-over-quarter, reflecting higher zinc prices and lower realized TCs, partially offset by higher by-product credits and sales volumes. Year-over-year, cash cost increased 25%, mainly due to higher raw material costs on higher Zn prices, as well as higher operating costs and BRL appreciation, partially offset by by-products contribution.

Guidance: Our 2026 consolidated guidance for mining production and smelting sales remains unchanged. We updated our 2026 cost guidance to reflect the current metal price environment and the appreciation of the BRL against the U.S. dollar, lowering the mining cash cost range to reflect stronger by-product credits and raising the smelting cash cost range to reflect higher zinc prices. In 9M26, all consolidated cost metrics remained within their updated ranges.

Zinc Production 85kt +7% QoQ | +1% YoY 244kt +8%
Copper Production 6.0kt -4% QoQ | -30% YoY 18.7kt -26%
Silver Production 2.9MMoz +8% QoQ | -0.1% YoY 8.0MMoz -1%
Cost ROM US$54/t -5% QoQ | +7% YoY US$56/t +12%
Cash Cost US$(0.64)/lb -0.68/lb QoQ | -0.15/lb YoY US$(0.45)/lb -0.27/lb
Smelting Segment
Total Zinc Sales 146kt +9% QoQ | -2% YoY 428kt +1%
Conversion Cost US$0.36/lb -0.5% QoQ | +4% YoY US$0.35/lb +4%
Cash Cost US$1.65/lb +15% QoQ | +25% YoY US$1.50/lb +21%

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Financial Position, Investments and Financing

Stronger operating cash flow drove higher free cash flow in the quarter; net leverage improved to 1.24x on stronger LTM Adjusted EBITDA (US$ 1,169 million); solid liquidity at quarter-end.

3Q26 | 9M26 OCF before working capital US$306 million +7% QoQ | +50% YoY US$901 million +65%

Operating cash flow (OCF) before working capital reached US$306 million, up 7% quarter-over-quarter, mainly driven by higher zinc prices and a recovery in smelting sales volumes at Cajamarquilla. Year-over-year, OCF before working capital increased 50%, reflecting stronger operating income supported by higher metal prices.

Net operating cash flow totaled US$185 million, reflecting a US$58 million outflow from working capital and other variations, as well as US$63 million in interest and income taxes paid. Working capital outflows were mainly driven by higher zinc metal inventories at Cajamarquilla, as part of the quarter’s production was allocated to fourth-quarter sales, higher zinc concentrate inventories built to mitigate potential El Niño-related disruptions; and an increase in trade accounts receivable.

Free cash flow totaled US$73 million versus US$19 million in 2Q26 and US$77 million in 3Q25, as stronger net operating cash flow more than covered CapEx disbursements of US$112 million (on a cash basis).

CapEx totaled US$111 million (on an accrual basis), up 25% quarter-over-quarter and 24% year-over-year, mainly reflecting higher Tailings Storage Facilities investments, led by the tailings pumping system of the Cerro Pasco Integration Project, and higher mine development expenditures. Investments were primarily directed toward mine development, sustaining projects, and, including US$15 million allocated to Phase I of the Cerro Pasco Integration Project, bringing cumulative investments in the project to US$31 million in 9M26. CapEx of US$272 million in 9M26 represented approximately 65% of our updated 2026 guidance of US$420 million.

Cash and cash equivalents increased by US$25 million, mainly supported by free cash flow of US$73 million and dividends received from Enercan, partially offset by scheduled debt and lease payments, the US$17.5 million share premium reimbursement to Nexa shareholders in August, and dividends paid to non-controlling interests. This compares with a US$10 million decrease in 2Q26 and a US$52 million increase in 3Q25.

Liquidity: Cash and cash equivalents, including financial investments, totaled US$415 million, up 7% quarter-over-quarter, mainly supported by stronger operating cash flow. Including the US$320 million undrawn sustainability-linked revolving credit facility, total available liquidity reached US$735 million.

Debt profile: Gross debt totaled US$1,752 million, broadly stable quarter-over-quarter and down 4% year-over-year. Our debt portfolio had an average maturity of 6.8 years and an average annual interest rate of 6.70%, with only 8% of total debt (US$136 million) maturing by the end of 2027.

Net Leverage: Net debt to LTM Adj. EBITDA declined to 1.24x, improving by 0.15x quarter-over-quarter and 0.97x year-over-year, primarily driven by stronger LTM Adj. EBITDA, while net debt declined 1% quarter-over-quarter and 2% year-over-year.

Net operating cash flow US$185 million +67% QoQ | +11% YoY US$240 million +186%
Free cash Flow US$73 million +285% QoQ | -5% YoY US$(35) million -76%
CapEx US$111 million +25% QoQ | +24% YoY US$272 million +20%
Increase (Decrease) in Cash US$25 million +339% QoQ | -53% YoY US$(111) million -29%
Liquidity US$415 million +7% QoQ | -12% YoY
Gross Debt US$1,752 million 0% QoQ | -4% YoY
Net Debt US$1,456 million -1% QoQ | -2% YoY
Net Leverage 1.24x -0.15x QoQ | -0.97x YoY

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Key Highlights

Sustainability Highlights

Nexa views safety performance, community relationships and the efficient use of natural resources as integral to its business and to its risk management. Across the Company's mining and smelting operations, safety culture underpins the continuity of production, while the strength of community relationships directly affects permitting timelines and project execution. Together, they are central to how Nexa protects its social license to operate and long-term shareholder value.

Safety: lower injury frequency in the quarter; new controls at the Pasco Complex

Performance

▪	In 3Q26, the total recordable injury frequency rate (“TRIFR”) improved to 1.34 from 1.50 in 3Q25, with fewer recordable injuries despite approximately 19% more hours worked. Nexa recorded no fatalities. Year-to-date, TRIFR stood at 2.06, compared with 1.72 in 9M25. To reverse this trend, Nexa is reinforcing controls on critical risks, including the fatigue and line-of-fire initiatives described below.

Fire events

▪	Cajamarquilla: Operations have been running at or above normal levels since June. The related insurance claim remains under assessment, and in 3Q26 Nexa received an advance payment of US$1.5 million under the claim. For further details, refer to Cajamarquilla under the Smelting Operational Performance section.
▪	Três Marias: the action plan established following the fire event was completed, with all planned actions executed. Implementation was monitored monthly by senior management.

Fatigue and line-of-fire risk

▪	In August and September 2026, Nexa began installing fatigue and drowsiness monitoring cabins at the Cerro Pasco Complex in Peru to identify risk early and prevent incidents. As of October 26th, 5 cabins have been installed, covering 95% of operators. 715 contractor employees were trained in fatigue and drowsiness management.
▪	In August 2026, Nexa launched the “Line of Fire” campaign at El Porvenir and Atacocha, addressing entrapment, crushing, impact and unexpected energy release risks.

Protective equipment designed for a more diverse workforce

▪	In August 2026, Nexa completed the proof of concept of a safety helmet designed to fit a wider range of hair types, textures and styles and to meet the same safety requirements as the standard model. In an assessment with more than 40 employees, comfort and fit approval reached 95% for the prototype, compared with 60% for the standard helmet. The next stage includes technical refinements, safety certification and industrialization planning, expected to be completed by 1Q27, subject to successful validation.

Resource efficiency: lower cement use at Cerro Lindo, added filtration capacity at Aripuanã

Backfill optimization at Cerro Lindo

▪	In 9M26, cement consumption at Cerro Lindo’s backfill plant was approximately 20% below budgeted levels, supported by the backfill optimization project commissioned in March 2026, which uses additives to reduce cement requirements.

Dry-stack tailings capacity at Aripuanã

▪	Commissioned in 2Q26, the fourth tailings filter removed the main constraint on Aripuanã’s processing capacity and expanded the site’s ability to filter and dry-stack its tailings, a method that avoids conventional tailings dams and allows water to be recovered and reused in the process. In 3Q26, average plant utilization reached 84%, increasing to 90% in September. For further details, refer to Aripuanã under the Mining Operational Performance section.

Circular economy: new uses for jarosite, Waelz aggregate and pyrite

Jarosite

▪	At Juiz de Fora, Nexa is preparing to implement a 1-tonne-per-hour pilot plant for Geojar, a jarosite-based additive developed to replace lime or cement in the stabilization of tailings for dry stacking. In tests under relevant operating conditions, results indicate the additive could reduce the time required for tailings to reach compaction conditions from approximately 3.5 days to 0.5 day. Nexa has also submitted a proposal to FINEP, Brazil’s public innovation funding agency, to support a future industrial-scale unit.

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Waelz aggregate

▪	At Juiz de Fora, Nexa has supplied approximately 3,000 tonnes of Waelz aggregate, a by-product of the smelter’s Waelz kiln, for road paving in partnership with local municipalities, replacing virgin crushed stone and avoiding an estimated 44 tCO₂e. Municipalities have formally requested approximately 10,000 tonnes to date, around 30% of annual generation.

Pyrite

▪	At Cerro Lindo, Nexa completed pyrite concentration tests using tailings to assess product quality and its suitability for logistics and commercialization, and two potential buyers have formally expressed interest in the material. The next step is an engineering study to define the minimum investment required, leveraging existing infrastructure.

Climate: El Niño preparedness

▪	Nexa is closely monitoring the 2026-2027 El Niño and Coastal El Niño events. Official forecasts from agencies including NOAA, INMET, and SENAMHI indicate the potential for strong conditions, with NOAA projecting strong to very strong conditions through the first quarter of 2027. In 3Q26, there were no operational impacts related to these phenomena.
▪	To strengthen its preparedness, the Company engaged a specialized climate-risk consultancy to assess potential impacts on its operations in Brazil and Peru, covering hazards such as droughts, wildfires, flooding, landslides and heat waves. The assessment is being updated to incorporate the latest forecasts. Based on the assessments’ findings, Nexa reviewed its preparedness and response measures across operating units and corporate functions. Effects are expected to vary by region and over time:

Brazil

▪	Although rainfall in the Southeast and Central-West has recently been above average, supporting the recovery of hydro reservoirs, the climate-risk assessment indicates a risk of drier and hotter conditions over the coming months, with water availability and wildfires as the main risk factors to watch. Nexa is advancing water management measures at Vazante and strengthening wildfire prevention and emergency preparedness at Vazante and Aripuanã, including firebreak maintenance, vegetation clearance, firefighting equipment readiness and contingency planning, as well as measures to protect workers from heat exposure.

Peru

▪	SENAMHI’s September 2026 outlook indicates above-normal rainfall as the most likely scenario for Peru’s central coast, where Cajamarquilla is located, mainly from November to January, and normal to above-normal rainfall in the western central highlands, including the Cerro Lindo area, through February 2027. This increases exposure to flooding and landslides at these sites. For the Pasco highland operations (Atacocha and El Porvenir), the outlook indicates normal to below-normal rainfall, although localized extreme events cannot be ruled out. Response measures focus on operational continuity and preparedness for extreme rainfall, including increasing inventories of critical materials, building strategic zinc concentrate inventories to support smelter continuity, expanding storage capacity and transportation alternatives for concentrates, calcine and sulfuric acid, maintaining drainage systems, conducting preventive geotechnical inspections and monitoring areas exposed to flooding and landslides, and coordinating with local authorities and communities.

Energy

▪	Nexa does not expect its energy costs to be materially affected during the event. In Peru, 100% of the Company’s energy requirements are contracted, including for 2027, which shields it from higher spot prices. In Brazil, Nexa’s uncovered energy positions represent less than 10% of its consumption in 2027, within the limits of its energy policy.

Outlook

▪	The Company continues to follow monthly forecast updates and adjusts its plans as needed.

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Communities: health, education and grievance management

Health and education access

▪	In 3Q26, Nexa conducted two community health campaigns in Peru serving 466 patients over five days of free medical care across 11 specialties. In the first nine months of 2026, the Company conducted eight campaigns near its Cajamarquilla, Cerro Lindo and Cerro Pasco operations, serving 1,446 patients over 14 days across 12 specialties.
▪	Over the same period, Nexa’s scholarship program in Peru supported 1,168 higher education students, with financial support that varies according to each community’s needs and may cover student housing, academic materials and transportation.

Community Contact Channel

▪	Since its launch in Brazil in June 2026, Nexa’s new Community Contact Channel has received 236 contacts: 145 requests, 59 complaints and grievances, and 32 inquiries, with an average response time of two business days. Nexa is running awareness campaigns to encourage communities to adopt the new channel.

Governance and engagement: industry participation and leadership transition

Industry engagement and recognition

▪	In September 2026, Nexa took part in Exposibram 2026 in Brazil, where it presented its inclusive safety helmet prototype, and in EXPOMINA Perú 2026, where it led the Logistimin Forum on supply chain resilience.

Management Change

▪	In October 2026, Nexa announced that Carlos Alberto Hilário de Andrade, Vice President of Human Resources and Corporate Affairs, will retire after serving in the role since April 2025. Livia Desenso Monteiro Bevacqua, currently Head of Human Resources and Corporate Affairs, was appointed as his successor and will assume the position of Human Resources and Corporate Affairs Officer, effective November 1st, reporting directly to the CEO. Ms. Monteiro has been with Nexa since 2012 and has over 19 years of experience within the Votorantim Group, having held leadership positions across strategic planning, finance, and human resources. Over the past eight years, she has led the transformation and centralization of the Company's HR structure, strengthening its role as a strategic partner to the business. Ignacio Rosado, CEO, stated: “We are grateful for Mr. Andrade’s contributions during his tenure and wish him all the best in this new chapter. We are pleased to welcome Livia to this new role and are confident that her extensive experience, deep knowledge of our organization, and proven leadership will continue to strengthen our culture, people strategy, and business partnership across the Company.”

Financial & Corporate Highlights

Boliden Transaction

▪	On August 27, 2026, Nexa announced that Votorantim S.A. had entered into a definitive agreement to sell its 64.68% controlling stake in the Company to Boliden in exchange for 0.250 newly issued Boliden common shares for each Nexa common share. Following closing, Boliden will launch a voluntary cash tender offer for all remaining Nexa shares, at a price per share determined by reference to the same exchange ratio, as well as mandatory tender offers for the remaining shares of certain Nexa subsidiaries in Peru. As disclosed in the announcement, Nexa is expected to remain a separate company incorporated under the laws of Luxembourg, with its existing management team remaining in place. Closing is expected in the first quarter of 2027, subject to customary closing conditions, including corporate and regulatory approvals.

Credit Ratings

▪	On August 31, 2026, Fitch Ratings placed Nexa’s ‘BBB-’ Long-Term Foreign and Local Currency Issuer Default Ratings and senior unsecured notes on Rating Watch Negative following the announcement of the transaction, citing limited visibility on the ties between Nexa and its prospective controlling shareholder, and affirmed the National Scale Long-Term Ratings of Nexa and Nexa Recursos Minerais S.A. at ‘AAA(bra)’ with a ‘Stable’ Outlook.
▪	On October 27, 2026, S&P Global Ratings lowered its long-term ratings on Nexa and its senior unsecured notes to ‘BB+’ from ‘BBB-’, with a ‘Stable’ outlook, and affirmed its ‘A-3’ short-term issuer credit rating. According to S&P, the downgrade reflects its view that while Nexa will be a strategically important subsidiary of its prospective parent, Boliden, Nexa’s relationship with Boliden is one category weaker than with its current parent, Votorantim. Please refer to the “Liquidity and Indebtedness - Credit Ratings” section for further details on S&P's recent downgrade.

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▪	Moody’s rating remains unchanged.

Growth, Portfolio Optimization and Strategic Investments

Cerro Pasco Integration Project

▪	Permitting: During 3Q26, the second Environmental Impact Study Modification (MEIA) for El Porvenir and the third MEIA for Atacocha remained under evaluation by SENACE (Peru's National Environmental Certification Service for Sustainable Investments). Approvals are currently expected in March and April 2027, respectively, compared with 1Q27 previously. In parallel, Nexa continued advancing the operating authorization process for the Tailings Pumping System, including the development of detailed engineering and supporting technical documentation required for the permitting application, with approval from DGM-MINEM (General Directorate of Mining – Ministry of Energy and Mines) expected in 2Q27. Following the approval of the MEIAs related to tailings storage configuration, the Company also expects to submit a Supporting Technical Report (ITS) and a Modification of the Processing Concession (MCB) to update the construction methodology and increase the authorized height of the Atacocha waste dump by 20%.
▪	Execution: Phase I execution advanced during the quarter, with project activities progressing as planned. All civil works, major equipment assembly, the access road and the Atacocha Dam raise to elevation level 4131 were completed during the quarter. Major equipment remains preserved under maintenance programs while in storage. Electromechanical assembly activities continued to advance, including the installation and integration of key equipment and supporting infrastructure, while pre-commissioning and commissioning activities progressed simultaneously across 6 systems and 35 subsystems. Mechanical completion is expected by December 2026, followed by commissioning activities through 1Q27. Following the operating authorization from DGM-MINEM, expected in 2Q27, tailings pumping is expected to start in early 3Q27, as planned, with ramp-up throughout 3Q27. The life-of-mine of the El Porvenir Dam at elevation level 4070 was extended through September 2027, providing approximately two months of operational contingency ahead of the planned start of tailings pumping operations.
▪	Mining sequencing: There were no changes to the mining sequence announced in 2Q26; a geological model update planned for 2027 will support the evaluation of Phase II alternatives.
▪	Next steps: During 4Q26, efforts will focus on achieving mechanical completion and continuing commissioning and operational readiness activities. Key milestones include the installation of the thickener bridge and completion of remaining structural and mechanical works, the completion of the Atacocha and El Porvenir water and tailings pipelines, and the commissioning of the modular electrical room and power transformer. The Company will also continue advancing operational readiness initiatives, including field inspections, organizational preparation, supplier support activities, and the development of the documentation required for the transition from project execution to the operational phase.

Namibia — Exclusive Prospecting Licenses Sale

▪	In August 2026, Nexa signed a definitive agreement between its subsidiary, Votorantim Metals Namibia (Pty) Ltd., and Otjitombo Mining Ltd., a subsidiary of Midas Minerals Ltd. (ASX: MM1), for the sale of two additional Exclusive Prospecting Licenses (“EPLs”) located in the Damara Belt region of Namibia. The consideration includes a purchase price of US$225 thousand, payable at closing, and Nexa retains royalty rights tied to future advancements of the Otavi Project. The transaction is expected to be completed by December 2026, subject to customary conditions precedent, and follows the sale of ten EPLs in May 2025, which formed part of the Otavi and Namibia North projects. This transaction is aligned with Nexa’s portfolio optimization strategy of divesting non-core exploration assets, while the Company maintains its copper exploration focus on the Kalahari Copper Belt.

--10--

Corporate Strategic Focus

▪	Nexa remains focused on enhancing free cash flow generation through disciplined capital allocation, prioritizing sustaining capital, brownfield exploration to extend the life of mines, gross debt reduction, and HS&E initiatives. We revised our 2026 CapEx guidance to US$420 million, up US$39 million, or 10%, from US$381 million, mainly to accelerate mine development at Aripuanã, to bring forward investments in the Cerro Pasco Integration Project, and to reflect the appreciation of the Brazilian real. For further details, refer to the “Capital Expenditures (CapEx)” section.

--11--

Consolidated performance

Selected Financial Information

US$ million (except where otherwise indicated)	3Q26	2Q26	3Q25	9M26	9M25
Net Revenues	937	908	764	2,733	2,099
Mining	454	524	372	1,438	1,038
Smelting	696	584	541	1,889	1,484
Intersegment results | Adjustments	(213)	(200)	(149)	(594)	(423)
Cost of Sales	(693)	(651)	(610)	(1,960)	(1,686)
Mining	(271)	(319)	(236)	(821)	(683)
Smelting	(638)	(534)	(523)	(1,738)	(1,424)
Intersegment results | Adjustments	216	203	150	599	421
Selling, general and administrative	(45)	(43)	(37)	(128)	(105)
Mining	(22)	(20)	(18)	(63)	(52)
Smelting	(22)	(21)	(18)	(64)	(52)
Intersegment results | Adjustments	(1)	(1)	(1)	(1)	(1)
Depreciation and amortization	90	86	82	253	224
Mining	63	59	56	168	148
Smelting	26	27	24	86	71
Intersegment results | Adjustments	0	0	1	0	5
Adjusted EBITDA (1)	301	286	186	869	472
Mining	236	220	164	687	393
Smelting	65	66	23	182	79
Intersegment results | Adjustments	0	0	(1)	0	0
Adj. EBITDA margin (%)	32.1%	31.5%	24.4%	31.8%	22.5%
Net income	(47)	98	100	169	142
Attributable to Nexa's shareholders	(63)	69	69	95	82
Attributable to non-controlling interests	15	29	31	73	60
Basic and diluted earnings per share	(0.47)	0.52	0.52	0.72	0.62
Adjusted net income (1)	144	122	27	381	98
Attributable to Nexa's shareholders	115	84	(4)	289	33
Attributable to non-controlling interests	29	38	30	93	66
Adjusted basic and diluted earnings per share (1)	0.87	0.64	(0.03)	2.18	0.25

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 in the Financial Statements.

Net Revenues

In 3Q26, net revenues totaled US$937 million, up 23% year-over-year and 3% quarter-over-quarter. The year-over-year increase was mainly driven by higher zinc prices, with the LME average up 35%, and an approximately US$65 million higher by-products contribution, supported by higher silver and copper prices. The LBMA silver price averaged US$62.6/oz in 3Q26, up 59% from US$39.4/oz in 3Q25, while the LME copper price rose 44%. These effects were partially offset by lower smelting and copper sales volumes. The 3% quarter-over-quarter increase was driven by higher smelting sales volumes following the operational recovery at Cajamarquilla and higher zinc and copper prices. Smelting net revenues rose 19% quarter-over-quarter to US$696 million, while mining net revenues declined 13% to US$454 million, reflecting lower mining sales volumes, lower silver prices and the negative impact of the silver streaming remeasurement adjustment. The by-products contribution increased by approximately US$13 million quarter-over-quarter, primarily in the smelting segment.

--12--

In 9M26, net revenues reached US$2.7 billion, up 30% compared to the same period a year ago, driven by higher zinc prices (up 27%), and a stronger by-products contribution, reflecting higher prices for silver (up 109%), copper (up 41%) and gold (up 42%), which were partially offset mainly by lower copper sales volumes.

Detailed segment performance is discussed in the “Mining Operational Performance” and “Smelting Operational Performance” sections. For a broader view on metal prices, refer to the “Market Scenario” section.

Cost of Sales

In 3Q26, cost of sales amounted to US$693 million, up 6% quarter-over-quarter, mainly reflecting higher smelting raw material costs, driven by higher zinc prices and higher smelting sales volume, including strategic third-party concentrate purchases ahead of El Niño, partially offset by lower mining sales volumes and lower third-party services at our mining operations. Year-over-year, cost of sales increased 14%, mainly driven by higher raw material costs at our smelters on higher zinc prices, higher energy, personnel and maintenance expenses in both segments, higher workers’ participation bonuses, reflecting a higher taxable income base, and the unfavorable impact of BRL appreciation on our Brazilian operations, partially offset by lower smelting sales volumes.

In 9M26, cost of sales totaled US$1,960 million, up 16% compared to the same period a year ago. The increase was primarily driven by higher raw material costs at our smelters on higher zinc prices, higher operating costs in both segments, mainly energy, personnel and third-party services, and higher maintenance expenses at Cerro Lindo, Vazante and Aripuanã. Costs were also impacted by higher workers’ participation bonuses, reflecting a higher taxable income base, higher mining zinc sales volumes and unfavorable foreign exchange variations, mainly at our Brazilian operations. These effects were partially offset by a higher share of zinc concentrate sourced from our own mines, particularly from Aripuanã, and by lower operating costs and improved performance at Três Marias.

Mineral Exploration, Project Evaluation, and Other Expenses

Nexa reaffirms its 2026 guidance for exploration, project evaluation, and other expenses, as disclosed in our press release dated February 6, 2026.

In 3Q26, we invested US$21 million in exploration and project evaluation, up 24% quarter-over-quarter and down 1% year-over-year, reflecting the increased pace of drilling across the portfolio, in line with the expected concentration of activities in 2H26. We also allocated US$4 million to technology and community initiatives, totaling US$8 million in 9M26.

In 9M26, exploration and project evaluation investments totaled US$53 million, flat year-over-year and approximately 62% of full-year guidance of US$86 million. Sustaining mine development expenses of US$13 million exceeded their full-year allocation of US$11 million, offset by lower spending in mineral exploration and project evaluation.

Drilling Execution: During the quarter, we executed 20,343 meters of exploration drilling, of which 4,821 meters were in Brazil and 15,522 meters in Peru, in addition to 48,779 meters of mine infill drilling across our operating assets. In 9M26, exploration drilling totaled 44,682 meters, approximately 67% of our 2026 program of 66,805 meters, while mine infill drilling totaled 147,895 meters.

Site-level activity:

•	Vazante, 4,769 meters of brownfield drilling were completed at the Conexão Sucuri Norte target, confirming the continuity of zinc mineralization, with an intercept of 17.2 meters at 15.06% Zn, 1.14% Pb and 83.25 g/t Ag, including 5.0 meters at 26.21% Zn, 1.57% Pb and 128.16 g/t Ag. These results support further evaluation of the target's potential contribution to Mineral Resource growth.
•	Cerro Pasco Complex, approximately 6,640 meters were drilled at the Integración target, further supporting the continuity of polymetallic mineralization at depth, with an intercept of 22.2 meters at 3.13% Zn, 1.66% Pb, 0.11% Cu, 183.6 g/t Ag and 2.39 g/t Au, including 3.1 meters at 11.09% Zn, 5.21% Pb, 0.43% Cu, 423.7 g/t Ag and 11.28 g/t Au.
•	Aripuanã, drilling began at the Flanco Oeste target, and preparatory work advanced at the Arpa target. Both are priority targets near existing mine infrastructure, identified through recent geological and geophysical surveys, with further drilling planned for 4Q26.
•	Other targets in Peru: approximately 8,882 meters were drilled at selected brownfield and greenfield targets, including near existing operations at Cerro Lindo. Results remain under evaluation to define potential follow-up activities.

4Q26 outlook: Nexa will continue to prioritize brownfield exploration, with drilling planned at the Varginha Norte, Rampa 2 (Extremo Norte) and Lumiadeira targets in Vazante, at Integración in the Cerro Pasco Complex, near existing operations at Cerro Lindo, and at the Arpa and Flanco Oeste targets in Aripuanã. These programs will further evaluate the continuity and extent of mineralization and its potential contribution to future Mineral Resource growth.

--13--

We remain committed to replacing and expanding our mineral inventory, with infill drilling campaigns supporting resource classification upgrades across our key operations. These strategic investments are directed towards advancing our long-term resource development pipeline.

US$ million	3Q26	9M26	Guidance 2026
Exploration	17.1	44	68
Mineral Exploration	11.2	29	49
Mineral rights	1.1	3	8
Sustaining (mine development)	4.9	13	11

Project Evaluation	3.5	9	18

Exploration & Project Evaluation	20.6	53	86

Other	3.5	8	16
Technology	1.3	3	5
Communities	2.2	5	11

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

SG&A

In 3Q26, SG&A expenses totaled US$45 million, up 4% compared to 2Q26, mainly reflecting higher logistics expenses, partially offset by lower workers’ participation and third-party services expenses. Year-over-year, SG&A increased 19%, reflecting higher logistics and workers’ participation expenses, reflecting a higher taxable income base, as well as unfavorable foreign exchange variations from BRL appreciation at our Brazilian operations, partially offset by lower third-party services expenses.

In 9M26, SG&A expenses amounted to US$128 million, up 22% compared to 9M25, mainly explained by higher workers’ participation expenses, reflecting a higher taxable income base, higher logistics and third-party services expenses, and unfavorable foreign exchange variations at our Brazilian operations. As a percentage of net revenues, SG&A declined to 4.7% in 9M26 from 5.0% in 9M25, as net revenues grew 30%, outpacing the 22% increase in SG&A.

Net financial results

Net financial results in 3Q26 amounted to a loss of US$55 million, compared to a loss of US$8 million in 2Q26. This change mainly reflects the absence of the reversal, recorded in 2Q26, of interest previously accrued on uncertain tax positions under the Nexa Peru Cerro Lindo Tax Stability Agreement, higher interest expenses related to the remeasurement of the silver streaming agreement, and a foreign exchange loss, partially offset by lower interest expenses on uncertain tax positions following a reduction in related provisions.

Foreign exchange results were a loss of US$5 million in 3Q26, compared with a gain of US$8 million in 2Q26, representing a negative swing of approximately US$12 million. This was mainly driven by the depreciation of the Brazilian real against the U.S. dollar, reflecting movements in both period-end and average exchange rates during the quarter.

Excluding foreign exchange effects, net financial results were a loss of US$50 million in the quarter, compared to a loss of US$16 million in 2Q26, primarily reflecting the absence of the interest reversal recorded in the previous quarter as described above.

For further information on uncertain tax positions, refer to the “Others – Summary of Uncertain Tax Positions on Income Tax” section.

US$ million	3Q26	2Q26	3Q25	9M26	9M25
Financial income	6.1	5.7	7.0	16.1	17.1
Financial expenses	(65.4)	(55.2)	(62.1)	(174.1)	(186.2)

--14--

US$ million	3Q26	2Q26	3Q25	9M26	9M25
Other financial items, net	4.2	41.7	9.6	84.9	95.1
Foreign exchange gain (loss)	(4.5)	7.9	20.8	26.6	96.9

Net financial result	(55.0)	(7.8)	(45.5)	(73.2)	(74.0)
Net financial result excluding FX	(50.5)	(15.8)	(65.3)	(99.7)	(170.9)

Note: Prior-period amounts related to “Interest on uncertain tax positions,” previously reported under Financial income and Financial expenses, have been reclassified to Other financial items, net, to reflect the combined net effect of provisions and reversals.

Net Income (Loss)

In 3Q26, net loss amounted to US$47 million, compared to a net income of US$98 million and US$100 million in 2Q26 and 3Q25, respectively. In 9M26, net income totaled US$169 million, compared to US$142 million in 9M25.

Net loss attributable to Nexa’s shareholders was US$63 million in 3Q26, bringing the total net income for the first nine months of 2026 to US$95 million. This resulted in a basic and diluted loss per share of US$0.47 in the quarter and a basic and diluted earnings per share of US$0.72 in 9M26.

The quarter-over-quarter decline mainly reflects a US$124 million non-cash net impairment of long-lived assets at our Brazilian cash-generating units of Juiz de Fora and Três Marias system, for further details refer to the “Others – Impairment” section, along with the US$51 million silver-streaming remeasurement adjustment, a higher net financial loss, as described above. Results were also affected by higher Other income and expenses, including higher provisions for legal claims, a write-down of slow-moving and obsolete inventory at Cajamarquilla and a more negative change in the fair value of the offtake agreement, as well as lower gross profit and higher mineral exploration and project evaluation expenses. These effects were partially offset by lower income tax expense.

Year-over-year, the decline mainly reflects the US$124 million non-cash impairment in 3Q26, compared with a US$106 million non-cash impairment reversal at the Cerro Pasco Complex in 3Q25, as well as the silver-streaming remeasurement adjustment, higher SG&A expenses and a higher net financial loss. These effects were partially offset by substantially higher gross profit, driven by stronger realized prices across our entire metal portfolio, and lower income tax expenses.

Excluding the impairment and other items detailed in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section, adjusted net income was US$144 million in 3Q26 and US$381 million in 9M26. Attributable to Nexa’s shareholders, adjusted net income was US$115 million in 3Q26 and US$289 million in 9M26, corresponding to adjusted basic and diluted earnings per share of US$0.87 in the quarter and US$2.18 in 9M26.

US$ million (except where otherwise indicated)	3Q26	2Q26	3Q25	9M26	9M25
Net Income (loss)	(47.3)	97.9	100.1	168.6	142.2
Attributable to Nexa's shareholders	(62.7)	68.6	69.3	95.2	82.3
Attributable to non-controlling interests	15.4	29.3	30.8	73.4	59.9
Basic and diluted earnings (loss) per share	(0.47)	0.52	0.52	0.72	0.62

Miscellaneous adjustments (1)	191.3	24.3	(73.4)	212.7	(43.8)
Attributable to Nexa's shareholders	178.2	15.9	(72.9)	193.4	(49.5)
Impairment loss (reversal) of long-lived assets	123.9	0.5	(100.2)	124.0	(97.9)
Remeasurement adjustment of silver streaming agreement	42.5	-	20.6	42.5	20.6
Other adjustments	11.8	15.4	6.7	26.9	27.9
Attributable to non-controlling interests	13.2	8.4	(0.5)	19.3	5.7
Impairment loss (reversal) of long-lived assets	0.1	0.0	(6.3)	(0.9)	(6.3)
Remeasurement adjustment of silver streaming agreement	8.4	-	4.1	8.4	4.1
Other adjustments	4.7	8.3	1.8	11.8	7.9
Basic and diluted miscellaneous adjustments per share	1.35	0.12	(0.55)	1.46	(0.37)

Adjusted net income	144.0	122.1	26.8	381.3	98.4
Attributable to Nexa's shareholders	115.4	84.5	(3.5)	288.5	32.8

--15--

US$ million (except where otherwise indicated)	3Q26	2Q26	3Q25	9M26	9M25
Attributable to non-controlling interests	28.6	37.7	30.3	92.8	65.6
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439
Adjusted basic and diluted earnings (loss) per share	0.87	0.64	(0.03)	2.18	0.25

(1) Miscellaneous adjustments include: (i) Changes in fair value of offtake agreement; (ii) Impairment loss (reversal) of long-lived assets; (iii) Loss (gain) on sale and write-off of property, plant and equipment; (iv) Remeasurement in estimates of asset retirement obligations; (v) Energy forward contracts; (vi) Other restoration obligations; (vii) Dividends received in cash; and (viii) Remeasurement adjustment of streaming agreement.

Net Income (Loss) reconciliation to Adjusted EBITDA

US$ million	3Q26	2Q26	3Q25	9M26	9M25
Net Income (loss)	(47.3)	97.9	100.1	168.6	142.2
Depreciation and amortization	89.8	86.3	81.5	253.5	223.9
Share in the results of associates	(6.6)	(6.2)	(5.8)	(18.9)	(15.1)
Net financial results	55.0	7.8	45.5	73.2	74.0
Income tax expense (benefit)	18.6	75.8	38.0	180.4	90.7
EBITDA	109.5	261.7	259.5	656.7	515.7
Changes in fair value of offtake agreement (2)	9.9	10.4	4.5	22.5	17.3
Impairment loss (reversal) of long-lived assets (3)	124.0	0.5	(106.5)	123.1	(104.2)
Loss (gain) on sale and write-off of property, plant and equipment (4)	1.8	1.6	1.0	4.5	0.7
Remeasurement in estimates of asset retirement obligations (5)	(3.7)	0.9	1.3	(6.6)	9.0
Energy forward contracts (6)	0.8	(0.4)	(4.5)	(0.6)	(7.6)
Other restoration obligations (7)	-	-	0.0	-	0.1
Dividends received in cash (8)	7.6	11.2	6.1	18.9	16.2
Remeasurement adjustment of silver streaming agreement (9)	50.9	-	24.6	50.9	24.6
Adjusted EBITDA (1)	300.8	285.9	186.1	869.4	471.9

(1) Adjusted EBITDA excludes the items presented above in the “Net Income (Loss) reconciliation to Adjusted EBITDA.” For details on segment definition and accounting policy, please refer to explanatory note 2 in the Financial Statements.

(2) Non-cash adjustment: Derivative financial instrument related to the “Offtake agreement.”

(3) Non-cash adjustment: Cash generating unit and individual PP&E assets impairment loss (reversal). Please refer to “Others – Impairment” section in this Earnings Release for further details.

(4) Non-cash adjustment: Results from sale and disposal of certain non-current assets.

(5) Non-cash adjustment: Asset retirement obligation remeasurement of discount rate and updated studies that are not subject to capitalization.

(6) Non-cash adjustment: The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of our subsidiary, Pollarix and Nexa Energy.

(7) Non-cash adjustment: Expenses related to the remeasurement of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste.

(8) Amount in cash dividend received from associates (currently, Enercan is our only associate), as our management considers this dividend part of the analysis of our energy costs.

(9) Non-cash adjustment: Remeasurement of contractual obligation related to the forward sale contract of Cerro Lindo's silver contained in the ore.

Adjusted EBITDA

In 3Q26, Adjusted EBITDA totaled US$301 million, up 5% from US$286 million in 2Q26. This improvement was mainly attributed to (i) a positive net price effect of US$27 million from higher zinc prices; (ii) a US$20 million contribution from higher smelting sales volumes, particularly at Cajamarquilla following its recovery from the May fire incident, and improved performance at Três Marias; (iii) a US$13 million higher by-products contribution in the smelting segment, reflecting higher realized prices of sulfuric acid and copper cement, and higher sales volumes of sulfuric acid, silver concentrate and copper cement, partially offset by lower silver prices (down 14%); and (iv) a favorable foreign exchange impact of US$2 million from BRL depreciation against the U.S. dollar. These effects were partially offset by (v) US$32 million in higher operating costs and G&A, primarily reflecting a higher share of zinc concentrate purchased from third-parties, partially offset by lower mine development expenses at Vazante, lower personnel at Aripuanã and lower maintenance expenses at Cerro Lindo; (vi) a US$12 million negative impact from other variations, mainly a lower cash dividend received from Enercan, expenses related to the Cajamarquilla fire incident and the absence of the insurance recovery related to the 2024 Juiz de Fora fire incident received in 2Q26; and (vii) US$3 million in higher mineral exploration and project evaluation expenses.

--16--

Compared to 3Q25, Adjusted EBITDA increased by 62%. This improvement was primarily driven by (i) a positive net price effect of US$79 million from higher zinc prices; (ii) a US$65 million higher by-products contribution, mainly reflecting stronger realized prices for silver, gold, copper, copper cement and sulfuric acid, combined with higher sales volumes of silver concentrate, partially offset by mark-to-market (“MTM”) adjustments on silver prices and lower copper and gold sales volumes; (iii) a US$4 million positive impact from other variations, mainly due to lower provisions for inventory obsolescence at Cerro Lindo, as well as inventory adjustments at Aripuanã, partially offset by expenses related to the Cajamarquilla fire incident; and (iv) US$1 million in lower mineral exploration and project evaluation expenses. These effects were partially offset by (v) US$16 million in higher operating costs and G&A, mainly from higher variable costs on increased production volumes and higher drilling, fuel and reagents expenses, partially offset by a higher share of zinc concentrate sourced from our own mines; (vi) an unfavorable foreign exchange impact of US$11 million from BRL appreciation against the U.S. dollar at our Brazilian operations; and (vii) a US$7 million negative impact from lower smelting sales volume, particularly at Cajamarquilla, where part of the quarter’s output was allocated to fourth-quarter sales, as shipments to North America and Europe, given longer transit times, will only be recognized in 4Q26. This was partially offset by higher volumes at Três Marias.

Cash flows

US$ million	3Q26	2Q26	3Q25	9M26	9M25
Operating cash flow before working capital	306.2	286.3	204.4	900.5	544.6
Working Capital and other variations (“Variations in operating assets and liabilities”)	(57.7)	(82.2)	11.5	(422.9)	(258.9)
Net cash flows provided by (used in):
Operating activities	185.1	111.2	167.5	240.5	84.1
Investing activities	(106.3)	(80.0)	(81.6)	(255.8)	(185.8)
Capital Expenditures (“CapEx”)	(111.9)	(92.2)	(90.6)	(275.6)	(228.6)
Financing activities	(54.2)	(38.8)	(35.0)	(99.1)	(62.8)
Foreign exchange effects on cash and cash equivalents	0.2	(2.7)	1.5	3.1	8.7
Free Cash Flow (1) (Net OCF - CapEx)	73.2	19.0	76.9	(35.1)	(144.4)
Increase (decrease) in cash and cash eq.	24.8	(10.3)	52.4	(111.4)	(155.8)
Cash and cash eq. at the beginning of the period	379.7	390.1	412.3	515.9	620.5
Cash and cash eq. at the end of the period (2)	404.5	379.7	464.7	404.5	464.7

(1) We have changed our Free cash flow definition compared to previous quarters. The updated definition is defined as Net cash provided by operating activities minus CapEx (“Additions of property, plant and equipment” and “Additions of intangible assets”). For further details refer to “Consolidated statement of cash flows – Reconciliation” in the Appendix section or refer to “Consolidated statement of cash flows” in the Financial Statements.

(2) Does not include financial investments.

--17--

In 3Q26, operating cash flow before working capital variations totaled US$306 million. Working capital and other variations had a negative impact of US$58 million, primarily due to (i) a US$85 million increase in inventories, mainly finished products at Cajamarquilla, as part of the quarter’s zinc metal output was allocated to fourth-quarter sales, and higher zinc concentrate inventories were built to support operational continuity and mitigate potential El Niño- related logistics disruptions; (ii) a US$42 million increase in trade accounts receivable, mainly reflecting higher sales volumes and prices to foreign customers with collections expected in 4Q26, partially offset by an increase in our forfaiting program; and (iii) a US$58 million increase in other assets, mainly reflecting higher recoverable VAT in Peru and a US$16.7 million tax claim payment made in August 2026 by Peru’s tax authority (“SUNAT”) related to the fiscal years 2016 and 2017 under the Cerro Lindo Tax Stability Agreement. These effects were partially offset by (iv) a US$55 million increase in confirming payables, mainly due to a higher volume of new transactions associated with concentrate purchases; (v) a US$47 million increase in trade payables, reflecting higher balances for purchases and contracted services; and (vi) a US$27 million increase in other liabilities, mainly reflecting higher employee profit-sharing provisions. For further information on uncertain tax positions, refer to the “Others – Summary of Uncertain Tax Positions on Income Tax” section.

After interest payments of US$22 million and tax payments of US$41 million, net cash provided by operating activities amounted to US$185 million. Capital expenditures totaled US$112 million (on a cash basis) in the quarter, resulting in free cash flow of US$73 million.

Net cash used in investing activities amounted to US$106 million in 3Q26, primarily reflecting US$112 million in CapEx (on a cash basis), and net purchases of financial investments of US$2 million, partially offset by US$8 million in dividends received by Pollarix from Enercan.

Net cash used in financing activities in the quarter totaled US$54 million, primarily due to US$23 million in payments of loans and financing, and lease liabilities, the US$17.5 million share premium reimbursement to Nexa shareholders and US$14 million in dividends paid to non-controlling interests (Pollarix and Nexa Peru).

Foreign exchange effects on cash and cash equivalents were a positive US$0.2 million. As a result, cash and cash equivalents (excluding financial investments) increased by US$25 million to US$405 million at quarter-end.

Liquidity and Indebtedness

On September 30, 2026, Nexa’s gross debt1 amounted to US$1,752 million, broadly flat compared to the balance on June 30, 2026, reflecting interest accrual, offset by payments of loans, financings and interest.

At the end of the period, the total debt portfolio carried an average maturity of 6.8 years and an average interest rate of 6.70% at quarter-end. Near-term refinancing exposure is limited, with only 8% of debt (US$136 million) maturing through end-2027 against quarter-end available liquidity of US$735 million (US$415 million cash plus US$320 million undrawn RCF). Of total debt, 83% (US$1,452 million) was denominated in U.S. dollars and 17% (US$300 million) in Brazilian reais.

1 Loans and financings (“gross debt”).

--18--

As of September 30, 2026, our total liquidity (“cash and cash equivalents and financial investments”) stood at US$415 million, up 7% from June 30, 2026. The increase mainly reflects strong operating cash flow in the quarter, partially offset by a US$58 million working capital and other variations outflow, the share premium reimbursement paid to Nexa shareholders and higher CapEx.

Including our undrawn US$320 million sustainability-linked revolving credit facility, total available liquidity was US$735 million at quarter-end. Excluding the RCF, cash on hand alone covers all scheduled debt maturities through approximately 3 years.

At quarter end, net debt2 totaled US$1,456 million compared to US$1,476 million at the end of 2Q26. Net leverage ratio improved to 1.24x, from 1.40x at the end of 2Q26 and 2.21x at the end of 3Q25, driven by stronger LTM Adjusted EBITDA and a decrease in net debt.

US$ million (except where otherwise indicated)	Sep 30, 2026	Jun 30, 2026	Sep 30, 2025
Gross Debt	1,752.5	1,750.3	1,833.6
Average cost of debt (%)	6.70%	6.22%	6.23%
Average maturity (yrs)	6.8	7.0	7.4
Liquidity	415.1	386.8	470.3
Net debt	1,455.7	1,476.5	1,479.1
LTM Adjusted EBITDA	1,169.3	1,054.8	668.6
Leverage (Net debt/LTM Adj. EBITDA) (x)	1.24x	1.40x	2.21x

(1) Cash and cash equivalents, and financial investments.

In addition to continuously assessing short-term and mid-term commodity prices, management regularly reviews Nexa’s capital structure, financial position, and the cost and maturity profile of its debt. Actions to improve the quantum and profile of outstanding debt, with a focus on extending maturities, reducing the average cost of debt and assessing financing alternatives, continue to be evaluated.

Credit Ratings

On August 31, 2026, Fitch Ratings placed Nexa’s ‘BBB-’ Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) and senior unsecured notes ratings on Rating Watch Negative and affirmed the National Scale Long-Term Rating of Nexa and Nexa Recursos Minerais S.A. at ‘AAA(bra)’ with a ‘Stable’ Outlook. Fitch stated that the Rating Watch Negative reflects its limited visibility on the ties between Nexa and its prospective controlling shareholder. Fitch assesses Nexa’s standalone credit profile at ‘BB+’ and indicated that the current ratings could be maintained if it determines that Boliden has at least a medium strategic and operational incentive to support Nexa, under its “Parent and Subsidiary Linkage Rating Criteria”. Fitch also indicated that any potential downgrade is expected to be no more than one notch, and that greater clarity on future financial policy, including capex funding and dividend flows, will be essential for reassessing the ratings.

On October 27, 2026, S&P Global Ratings lowered its long-term ratings on Nexa and its senior unsecured notes to ‘BB+’ from ‘BBB-’, removing them from CreditWatch Negative, where they had been placed in July 2026, and affirmed its ‘A-3’ short-term issuer credit rating. The outlook is ‘Stable’. S&P stated that the downgrade reflects its view that, while Nexa will be a strategically important subsidiary of its prospective parent, Boliden, Nexa’s relationship with Boliden is one category weaker than with its current parent, Votorantim. S&P assesses Nexa’s standalone credit profile at ‘bb’, with the rating limited by the weighted average country risk of Nexa’s exposure to Peru and Brazil, which S&P assesses at ‘bb+’. According to S&P, the stable outlook reflects Boliden’s enhanced scale and diversification, lower cash costs from Nexa’s integration and production ramp-ups, and its expectation that Nexa’s adjusted debt to EBITDA will remain below 1.5x in 2026 and 2027.

2 Net Debt, as defined as, Gross debt (US$1,752 million) minus cash and cash equivalents (US$405 million), minus financial investments (US$11 million), plus negative derivatives (US$21 million), plus Lease Liabilities (US$139 million). It does not include the financial instrument related to the offtake agreement

--19--

As a result of this downgrade, Nexa will be required to make a change of control tender offer for the 2028 Notes at a price of 101% of their principal amount pursuant to the indenture governing the 2028 Notes, within 30 days after closing of the transaction with Boliden. A change of control tender offer would only be triggered under the indentures governing the 2034 and 2037 Notes if Fitch were also to downgrade such notes, resulting in a Rating Decline as defined in the indentures. The Company continues to evaluate alternatives for its outstanding debt, including the 2028 Notes, which had an outstanding principal amount of approximately US$111 million as of September 30, 2026, in line with its ongoing liability management and gross debt reduction strategies for 2026.

Moody’s rating remains unchanged.

Capital Expenditures (“CapEx”)

Nexa has revised its 2026 CapEx guidance to US$420 million, up US$39 million, or 10%, from the US$381 million disclosed in our press release dated February 6, 2026. The revision mainly reflects the acceleration of mine development at Aripuanã to support higher throughput in 2027, the bring-forward of investments in the Cerro Pasco Integration Project, and the appreciation of the Brazilian real.

Mine development investments increased by US$27 million from US$122 million originally, of which approximately US$24 million relates to Aripuanã. Tailings Storage Facilities (“TSF”) investments increased by US$16 million, mostly related to the tailings pumping system of the Cerro Pasco Integration Project, for which 2026 guidance was revised to US$41 million from US$31 million. The updated guidance also reflects the appreciation of the Brazilian real, with the full-year average exchange rate now expected at around BRL5.18/US$, compared with BRL5.50/US$ assumed in the original guidance.

In 3Q26, Nexa invested US$111 million, bringing the total for the first nine months of 2026 to US$272 million, approximately 65% of the updated full-year guidance. The appreciation of the Brazilian real against the U.S. dollar had a negative translation impact of approximately US$4 million on BRL-denominated CapEx in the quarter and US$8 million in 9M26.

Disbursements are expected to be concentrated in the fourth quarter, in line with the execution schedules of the Phase I of the Cerro Pasco Integration Project, mine development, mainly at Aripuanã, TSF capacity expansions and sustaining investments.

Sustaining investments totaled US$33 million in the quarter, directed to equipment replacement and operational maintenance across the asset base, amounting to US$77 million in 9M26.

Mine development investments totaled US$42 million in the quarter, related to underground access and orebody preparation required to sustain production capacity, improve mine flexibility and ensure safe operating conditions. Aripuanã accounted for a largest share, and the acceleration of mine development at the operation, to support the higher processing rates enabled by the fourth tailings filter, is expected to be concentrated in 4Q26. Mine development investments totaled US$114 million in 9M26.

TSF investments totaled US$31 million in the quarter and US$73 million in 9M26. Of this, Phase I of the Cerro Pasco Integration Project, focused on the tailings pumping system, accounted for US$15 million in the quarter and US$31 million in 9M26, in line with the project’s updated 2026 guidance of US$41 million.

--20--

US$ million	3Q26	9M26	Guidance 2026 (Previous)	Guidance 2026 (Updated)
Non-Expansion	110.9	277.1	375	418
Sustaining	33.0	77.3	129	130
Mine Development	41.6	113.6	122	149
Tailings Storage Facilities ("TSF")	30.8	73.5	89	105
HS&E	5.6	12.4	27	27
Others (1)	0.0	0.3	8	7

Expansion projects	0.4	0.5	5	2

Reconciliation to Financial Statements (2)	(0.1)	(5.9)	-	-

TOTAL	111.3	271.7	381	420

(1) Modernization, innovation, energy and other investments.

(2) Comprises capitalized interest, advance payments for imported materials, tax credits and differences between accrual and cash basis accounting, which reconcile capital expenditures presented in this release to the amounts reported in our condensed consolidated interim financial statements.

--21--

Mining Operational Performance

Consolidated	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Treated Ore (kt)	3,455	3,227	3,382	2.2%	7.1%	9,587	9,715	(1.3%)
Grade
Zinc (%)	2.90	2.86	2.85	0.05 p.p.	0.04 p.p.	3.00	2.71	0.30 p.p.
Copper (%)	0.25	0.27	0.34	(0.09 p.p.)	(0.02 p.p.)	0.27	0.34	(0.08 p.p.)
Lead (%)	0.71	0.63	0.67	0.05 p.p.	0.08 p.p.	0.67	0.60	0.07 p.p.
Silver (oz/t)	1.11	1.10	1.15	(3.5%)	0.8%	1.09	1.09	(0.1%)
Gold (oz/t)	0.005	0.006	0.006	(16.9%)	(16.7%)	0.005	0.005	(5.5%)
Production | metal contained
Zinc (kt)	84.9	79.3	83.7	1.5%	7.1%	243.6	224.5	8.5%
Copper (kt)	6.0	6.3	8.6	(29.8%)	(3.9%)	18.7	25.3	(26.1%)
Lead (kt)	18.3	15.5	17.6	4.3%	18.4%	48.9	45.4	7.7%
Silver (mmoz)	2.9	2.7	2.9	(0.1%)	8.4%	8.0	8.0	(0.7%)
Gold (koz)	7.8	9.3	10.0	(21.5%)	(15.5%)	24.4	27.2	(10.5%)
Zinc Equivalent (kt) (1)	168.6	160.5	178.4	(5.5%)	5.1%	482.1	487.9	(1.2%)

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver, and gold contents to a zinc equivalent grade, assuming 2025 LME/LBMA average metal prices: Zn: US$1.30/lb; Cu: US$4.51/lb; Pb: US$0.89/lb; Ag: US$40.0/oz; Au: US$3,432/oz. Zinc equivalent production for 1Q26 and 2Q26 has been revised from the previously reported figures of 141.6kt in 1Q26 and 147.0kt in 2Q26.

Operational Summary

Mining performance in 3Q26 reflected the continued normalization of our Peruvian operations following the temporary constraints experienced earlier in the year, with treated ore volumes returning to usual levels at Cerro Lindo and continuing to recover at El Porvenir. In Brazil, Aripuanã continued to stabilize its fourth tailings filter, delivering its highest quarterly throughput and average plant utilization to date, while Vazante maintained stable performance in line with its mine sequencing plan. At Cerro Lindo, copper production was affected by lower grades, as mine sequencing prioritized lower-grade copper zones during the quarter, while block caving continues to ramp up.

Our full-year 2026 consolidated production guidance remains unchanged.

Sequential Performance (3Q26 vs. 2Q26)

Operational performance continued to strengthen quarter-over-quarter. Zinc equivalent production grew 5% to 169kt, reflecting higher treated ore volumes (+7%) and higher zinc and lead grades, partially offset by lower gold and copper grades. The improvement was led by Aripuanã, where higher processing rates enabled by the fourth tailings filter increased treated ore volumes by 18%. Together with higher zinc grades, this increased zinc production at the operation by 48% to 13kt, in line with its quarterly record set in 1Q26.

Third Quarter 2026 vs. Third Quarter 2025

Treated ore volumes increased 2% year-over-year to 3,455kt and, coupled with a 0.05 p.p. increase in zinc head grade to 2.90%, drove a 1% increase in zinc production to 85kt. Lead production increased 4% to 18kt, also supported by higher grades. Copper production declined 30% to 6.0kt, reflecting lower head grades at Cerro Lindo and Aripuanã. Silver production was stable at 2.9 MMoz, and gold production decreased 22% to 7.8koz reflecting a decline in average grade and metal recoveries, in addition to lower payables on copper and lead concentrates. Zinc equivalent production totaled 169kt, down 5% year-over-year at constant 2025 prices.

9M26 Overview

During the first nine months of the year, operational performance remained resilient despite the temporary operational constraints at our Peruvian operations in 1Q26 and the commissioning of Aripuanã’s fourth tailings filter in 2Q26. Zinc production totaled 244kt, up 8% year-over-year, and lead production rose 8%, both supported by higher average grades. Zinc equivalent production declined 1% to 482kt, primarily reflecting lower copper grades, a slight decrease in treated ore volumes (-1%), and lower gold production, largely offset by stronger zinc and lead output.

--22--

Cerro Lindo, Peru

Cerro Lindo	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Treated Ore (kt)	1,608	1,473	1,586	1.4%	9.2%	4,444	4,714	(5.7%)
Grade
Zinc (%)	1.47	1.64	1.57	(0.10 p.p.)	(0.18 p.p.)	1.63	1.50	0.13 p.p.
Copper (%)	0.37	0.40	0.50	(0.13 p.p.)	(0.03 p.p.)	0.41	0.51	(0.10 p.p.)
Lead (%)	0.25	0.25	0.25	(0.01 p.p.)	(0.00 p.p.)	0.25	0.22	0.02 p.p.
Silver (oz/t)	0.80	0.81	0.89	(10.6%)	(1.3%)	0.78	0.82	(4.2%)
Gold (oz/t)	0.001	0.001	0.002	(9.7%)	6.3%	0.001	0.002	(11.3%)
Production | metal contained
Zinc (kt)	21.3	21.9	22.3	(4.3%)	(2.5%)	64.8	62.6	3.6%
Copper (kt)	4.9	4.9	6.8	(27.8%)	0.6%	15.1	20.3	(25.7%)
Lead (kt)	3.0	2.7	2.9	4.5%	10.9%	8.1	7.5	9.2%
Silver (koz)	978	923	1,062	(7.9%)	6.0%	2,663	2,860	(6.9%)
Gold (koz)	0.8	0.6	1.0	(23.0%)	33.9%	2.1	3.1	(31.5%)
Costs (1)
Cost ROM (US$/t)	39.3	43.0	38.8	1.3%	(8.6%)	42.9	39.1	9.8%
Cash cost (US$/lb)	(1.28)	(0.94)	(0.98)	30.8%	36.3%	(1.16)	(0.68)	71.8%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

In 3Q26, treated ore volumes totaled 1,608kt, up 9% quarter-over-quarter and broadly in line year-over-year (+ 1%). The sequential increase reflects the recovery from the temporary geotechnical restrictions that affected 2Q26 volumes. In August, underground crushing operations were temporarily suspended to rehabilitate access routes in the affected area, which has since returned to full operation.

The average zinc head grade of 1.47% decreased 0.18 p.p. quarter-over-quarter and 0.10 p.p. year-over-year. Zinc production totaled 21kt, down 2% quarter-over-quarter and 4% year-over-year, mainly reflecting lower head grades, partially offset by higher throughput. Lower grades at Cerro Lindo were expected and are consistent with the mine plan.

Copper production totaled 4.9kt, stable quarter-over-quarter, as higher throughput offset lower grades, and down 28% year-over-year on lower grades, as the mine sequencing plan prioritized lower-grade copper zones during the quarter. Lead production reached 3.0kt, up 11% from 2Q26 and up 4% from 3Q25, supported by higher throughput.

Silver production totaled 978koz, up 6% quarter-over-quarter on higher treated ore volumes, partially offset by slightly lower grades and recovery, and down 8% year-over-year, as higher throughput was more than offset by an 11% decrease in head grade.

In 9M26, zinc production totaled 65kt, up 4% compared to the same period a year ago, while copper output declined 26% to 15kt. Lead production increased 9% to 8.1kt, and silver production decreased 7% to 2,663koz.

Block caving: In July 2026, Cerro Lindo began block caving operations in an initial sector of the mine, the first application of this method at Nexa. The operation started in an area of high geotechnical complexity, where the method has been successfully validated in the initial sector, and continues to ramp up gradually over the next 18 months. The operation is supported by real-time geotechnical instrumentation and microseismic monitoring of the production and caving zones. Block caving enables the mining of this geotechnically complex area and requires significantly less drilling, blasting and ground support than conventional sublevel stoping. As the ramp-up progresses, it is expected to lower unit costs, provide access to higher-grade copper areas, enhance safety and increase operational flexibility, with the potential to be extended to other sectors of the mine.

--23--

El Porvenir, Peru

El Porvenir	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Treated Ore (kt)	562	553	572	(1.9%)	1.6%	1,532	1,618	(5.3%)
Grade
Zinc (%)	2.78	2.70	2.85	(0.07 p.p.)	0.08 p.p.	2.73	2.79	(0.05 p.p.)
Copper (%)	0.16	0.16	0.17	(0.01 p.p.)	0.00 p.p.	0.16	0.16	(0.01 p.p.)
Lead (%)	1.42	1.30	1.41	0.01 p.p.	0.11 p.p.	1.37	1.42	(0.05 p.p.)
Silver (oz/t)	2.48	2.45	2.50	(0.6%)	1.3%	2.48	2.46	0.6%
Gold (oz/t)	0.010	0.010	0.010	4.2%	5.8%	0.010	0.009	2.0%
Production | metal contained
Zinc (kt)	13.7	13.1	14.4	(4.5%)	5.1%	36.8	39.8	(7.7%)
Copper (kt)	0.1	0.1	0.1	0.9%	(3.0%)	0.2	0.3	(15.3%)
Lead (kt)	6.8	6.1	6.9	(1.0%)	11.2%	17.9	19.6	(8.9%)
Silver (koz)	1,189	1,146	1,214	(2.1%)	3.7%	3,218	3,401	(5.4%)
Gold (koz)	2.2	2.0	2.2	1.1%	10.0%	5.6	6.0	(7.2%)
Costs (1)
Cost ROM (US$/t)	74.2	68.7	62.5	18.6%	8.0%	70.1	62.4	12.3%
Cash cost (US$/lb)	(1.51)	(1.21)	(0.49)	209.2%	24.4%	(1.35)	(0.34)	299.3%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

In 3Q26, treated ore volumes reached 562kt, up 2% quarter-over-quarter, reflecting improved ore delivery to the processing plant, and down 2% year-over-year.

The average zinc head grade of 2.78% increased 0.08 p.p. quarter-over-quarter and decreased 0.07 p.p. year-over-year, both variations within the expected range under the mine plan. In the quarter, mine sequencing prioritized areas with higher silver content to capture the benefit of current silver prices.

Zinc production totaled 14kt, up 5% quarter-over-quarter on higher throughput and grades, and down 4% year-over-year, reflecting lower throughput and grades.

Lead head grade improved to 1.42%, up 0.11 p.p. quarter-over-quarter and broadly stable year-over-year, while silver grade was 2.48 oz/t, slightly higher quarter-over-quarter and broadly stable year-over-year. Lead and silver production increased 11% and 4% quarter-over-quarter, respectively, driven by higher throughput and grades, and decreased 1% and 2% year-over-year, mainly reflecting lower throughput.

In 9M26, zinc production totaled 37kt, down 8% compared to the same period a year ago, and lead output declined 9% to 18kt, both reflecting lower throughput and average grades. Silver production decreased 5% to 3,218koz.

Atacocha, Peru

Atacocha	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Treated Ore (kt)	362	364	366	(1.2%)	(0.8%)	1,006	1,061	(5.2%)
Grade
Zinc (%)	1.08	1.03	0.98	0.11 p.p.	0.05 p.p.	1.04	0.98	0.06 p.p.
Lead (%)	1.28	1.24	1.17	0.11 p.p.	0.03 p.p.	1.26	1.03	0.23 p.p.
Silver (oz/t)	1.08	1.05	1.04	3.2%	2.7%	1.05	0.96	9.8%
Gold (oz/t)	0.010	0.010	0.013	(24.8%)	(4.2%)	0.010	0.012	(13.8%)
Production | metal contained
Zinc (kt)	3.1	3.0	2.9	6.8%	4.7%	8.3	8.5	(2.6%)
Lead (kt)	4.0	3.9	3.8	5.9%	1.5%	10.9	9.5	14.9%
Silver (koz)	327	322	327	(0.0%)	1.7%	890	842	5.7%
Gold (koz)	2.0	2.1	2.9	(30.5%)	(5.5%)	5.9	7.5	(21.7%)

--24--

Atacocha	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Costs (1)
Cost ROM (US$/t)	35.1	35.2	37.4	(6.1%)	(0.3%)	35.8	37.1	(3.5%)
Cash cost (US$/lb)	(2.55)	(2.72)	(2.37)	7.5%	(6.3%)	(3.05)	(1.26)	142.8%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

In 3Q26, treated ore volumes totaled 362kt, down 1% both quarter-over-quarter and year-over-year, in line with the mine plan.

Zinc head grade increased 0.05 p.p. quarter-over-quarter and 0.11 p.p. year-over-year and to 1.08%, reflecting access to higher-grade areas. As a result, zinc production totaled 3.1kt, up 5% quarter-over-quarter and 7% year-over-year, as higher grades more than offset slightly lower throughput.

Lead head grade increased 0.03 p.p. quarter-over-quarter and 0.11 p.p. year-over-year to 1.28%, increasing production by 2% and 6%, respectively, to 4kt.

Silver grade rose 3% in both comparisons to 1.08 oz/t, increasing silver production by 2% quarter-over-quarter to 327koz while remaining stable year-over-year, as higher grades offset lower throughput. Gold production totaled 2.0koz, down 5% quarter-over-quarter and 31% year-over-year, reflecting lower gold grades in line with mine sequencing plan.

In 9M26, zinc production totaled 8.3kt, down 3% compared to the same period a year ago, as lower treated ore volumes, mainly reflecting the illegal community blockade in 1Q26, more than offset higher grades. Lead output increased 15% to 10.9kt and silver production rose 6% to 890koz, both supported by higher grades, while gold production declined 22% to 5.9koz.

Vazante, Brazil

Vazante	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Treated Ore (kt)	453	438	439	3.2%	3.5%	1,329	1,303	2.0%
Grade
Zinc (%)	8.85	8.60	8.91	(0.06 p.p.)	0.24 p.p.	8.78	8.30	0.48 p.p.
Lead (%)	0.27	0.25	0.28	(0.01 p.p.)	0.01 p.p.	0.26	0.29	(0.03 p.p.)
Silver (oz/t)	0.46	0.40	0.53	(12.8%)	14.3%	0.44	0.58	(24.7%)
Production | metal contained
Zinc (kt)	33.7	32.6	33.7	0.1%	3.5%	98.9	90.9	8.8%
Lead (t)	146	132	208	(30.0%)	10.9%	426	591	(28.0%)
Silver (koz)	67	55	100	(32.9%)	23.1%	197	291	(32.3%)
Costs (1)
Cost ROM (US$/t)	58.7	66.5	53.2	10.3%	(11.7%)	60.3	48.5	24.4%
Cash cost (US$/lb)	0.61	0.74	0.45	35.9%	(16.8%)	0.64	0.51	25.0%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

In 3Q26, treated ore volumes totaled 453kt, up 4% quarter-over-quarter and 3% year-over-year, reflecting a higher extraction rate at the Extremo Norte mine, as mine sequencing was optimized to leverage the operation's flexibility across mining areas in support of the annual mine plan.

Zinc production totaled 34kt, up 3% quarter-over-quarter, driven by a 0.24 p.p. increase in zinc head grade to 8.85% and higher throughput, partially offset by lower zinc recovery. Year-over-year, zinc production was stable, as a 0.06 p.p. decrease in head grade and lower metal recovery offset higher treated ore volumes, in line with the mine plan for the period.

Silver production totaled 67koz, up 23% quarter-over-quarter on a 14% increase in head grade, and down 33% year-over-year, as silver grade declined 13% to 0.46 oz/t, mainly reflecting a higher contribution from Extremo Norte, where silver grades and recoveries are lower than in other areas of Vazante. Lead production totaled 146t, up 11% quarter-over-quarter on higher throughput and grades, and down 30% year-over-year, mainly due to lower recovery and grades. Lead is a minor by-product at Vazante, with limited impact on the operation’s economics.

--25--

In 9M26, zinc production totaled 99kt, up 9% year-over-year, driven by higher throughput and a 0.48 p.p. increase in average zinc grade. Lead output declined 28% to 426t and silver production decreased 32% to 197koz, mainly reflecting lower average grades and the higher contribution from Extremo Norte, despite higher throughput.

Aripuanã, Brazil

Aripuanã	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Treated Ore (kt)	471	399	420	12.3%	18.1%	1,276	1,020	25.1%
Grade
Zinc (%)	3.61	2.94	3.04	0.57 p.p.	0.67 p.p.	3.65	2.84	0.81 p.p.
Copper (%)	0.35	0.45	0.60	(0.25 p.p.)	(0.09 p.p.)	0.38	0.64	(0.27 p.p.)
Lead (%)	1.47	0.99	1.20	0.27 p.p.	0.47 p.p.	1.29	0.98	0.31 p.p.
Silver (oz/t)	1.18	1.12	1.02	15.8%	5.8%	1.19	0.95	25.7%
Gold (oz/t)	0.009	0.017	0.014	(34.2%)	(46.0%)	0.013	0.016	(18.8%)
Production | metal contained
Zinc (kt)	13.0	8.8	10.4	24.7%	47.6%	34.8	22.7	53.2%
Copper (kt)	1.0	1.3	1.7	(39.4%)	(20.5%)	3.4	4.7	(28.4%)
Lead (kt)	4.4	2.6	3.8	14.1%	69.1%	11.6	8.3	39.9%
Silver (koz)	374	263	235	59.0%	42.1%	1,000	631	58.4%
Gold (koz)	2.8	4.5	3.8	(27.4%)	(38.2%)	10.8	10.7	1.6%
Costs (1)
Cost ROM (US$/t)	90.9	99.3	87.3	4.1%	(8.5%)	93.5	91.4	2.3%
Cash cost (US$/lb)	0.19	0.30	0.20	(3.9%)	(37.5%)	(0.02)	0.33	(106.0%)

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

During 3Q26, Aripuanã continued to stabilize its fourth tailings filter. Average plant utilization reached 84%, up from 71% in 2Q26. Throughput totaled 471kt, a quarterly record, up 18% quarter-over-quarter and 12% year-over-year. Utilization increased throughout the quarter, reaching 90% in September. Plant downtime decreased to 346 hours from 404 hours in 2Q26, and the fourth tailings filter handled 61% of the tailings filtered in the quarter, providing flexibility for maintenance on the other filters and supporting sustained higher processing rates.

To support these higher processing rates, Nexa is accelerating mine development at Aripuanã, with approximately US$24 million in additional investment in 2026, as detailed in the CapEx section, to increase the number of available mining fronts and operational flexibility.

Zinc production totaled 13kt, up 48% from 8.8kt in 2Q26 and 25% from 10.4kt in 3Q25, matching the operation’s best quarterly performance. The increase also benefitted from higher zinc head grades, up 0.67 p.p. quarter-over-quarter and 0.57 p.p. year-over-year to 3.61%, as mine sequencing accessed a higher-grade area, combined with higher throughput.

Lead and silver production increased 69% and 42% quarter-over-quarter, respectively, to 4.4kt and 374koz, driven by higher throughput and grades. Year-over-year, lead production rose 14%, on higher grades (1.47% versus 1.20%) and throughput, and silver production rose 59%, supported by a 16% increase in silver grade to 1.18 oz/t.

Copper production totaled 1.0kt, down 20% quarter-over-quarter and 39% year-over-year, as lower head grades (0.35%, versus 0.45% in 2Q26 and 0.60% in 3Q25) more than offset higher throughput. Gold production totaled 2.8koz, down 38% quarter-over-quarter and 27% year-over-year, reflecting lower gold grades in the areas mined during the quarter.

Zinc and silver metallurgical recoveries improved to 76% and 67%, from 75% and 59% in 2Q26, respectively, while copper and lead recoveries both declined to 63%, from 74% and 66%, respectively. The decline reflects the adjustment of flotation to higher processing rates, and the operation continues to optimize flotation controls, reagent dosages and ore granulometry.

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In 9M26, zinc production totaled 35kt, up 53% compared to the same period a year ago. Lead production increased 40% to 12kt and silver production rose 58% to 1,000koz, both supported by higher throughput and grades, while copper production declined 28% to 3.4kt, reflecting lower grades in the areas mined, in line with planned mine sequencing.

Forward outlook: Throughput, plant utilization and metal recoveries are expected to continue improving in 4Q26 as the new filtration capacity is consolidated. Zinc production is expected to remain stable, as higher throughput offsets lower average head grades, while by-products output is expected to increase on improved metal recoveries, in line with full-year guidance.

Guidance Tracker – Production

Our 2026 mining production guidance for all metals remains unchanged, as disclosed in our press release dated February 6, 2026, which provided guidance for the 2026-2028 period. Copper production is expected toward the lower end of the range.

9M26 vs 2026 guidance

Production in 9M26 represented approximately 73% of the midpoint of our consolidated full-year zinc guidance, 67% for copper, 77% for lead and 75% for silver. Performance in 3Q26 improved compared with the first half run-rate, which was affected by the temporary disruptions at our Peruvian operations.

4Q26 outlook

On a consolidated basis, mining production is expected to increase quarter-over-quarter, making the fourth quarter our strongest of 2026, supported by higher throughput. Zinc production growth is expected to come mainly from Cerro Lindo, on higher throughput, as block caving continues to ramp up gradually in the initial sector, and from the Cerro Pasco Complex, on higher treated ore volumes and head grades. At Aripuanã, zinc production is expected to remain stable, as higher throughput offsets lower average head grades in line with the mine sequencing plan, while recoveries are expected to improve with the continued stabilization of the plant. At Vazante, zinc production is expected to remain broadly in line with 3Q26, as mine sequencing continues to prioritize Extremo Norte.

Copper, silver and gold production are also expected to increase. At Cerro Lindo, copper production is expected to increase as mine sequencing returns to higher-grade copper zones, combined with higher treated ore volumes. Silver head grades are anticipated to improve at our Peruvian operations. Lead production is expected to remain broadly in line with 3Q26.

Consolidated Mining Production (Metal in concentrate)		9M26	Guidance 2026
Zinc	kt	244	310	-	360
Copper	kt	19	26	-	30
Lead	kt	49	60	-	67
Silver	MMoz	8.0	10	-	11

Mining Financial performance

US$ million	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Net Revenues	453.6	524.1	371.6	22.1%	(13.5%)	1,438.1	1,038.1	38.5%
Cost of Sales	(271.2)	(319.2)	(236.3)	14.8%	(15.0%)	(820.7)	(682.6)	20.2%
Gross Profit	182.4	204.9	135.3	34.8%	(11.0%)	617.4	355.6	73.6%
Adjusted EBITDA	235.6	219.6	164.0	43.7%	7.3%	686.6	392.5	74.9%
Adjusted EBITDA Mrg. (%)	51.9%	41.9%	44.1%	7.8 p.p.	10.0 p.p.	47.7%	37.8%	9.9 p.p.

Note: Financial performance pre-intersegment eliminations.

Net revenues for the mining segment totaled US$454 million in 3Q26, down 13% quarter-over-quarter, mainly reflecting a lower by-products contribution due to softer realized silver and gold prices, as well as lower zinc and copper sales volumes, particularly at Cerro Lindo, due to the timing of concentrate shipments. The decline was further impacted by the silver streaming catch-up adjustment and partially offset by higher zinc prices.

Year-over-year, net revenues increased 22%, mainly driven by higher zinc and copper prices, with LME averages up 35% and 44%, respectively, and a higher by-products contribution, reflecting stronger realized prices for silver, gold and copper.

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In 9M26, net revenues amounted to US$1,438 million, 39% higher than the same period a year ago, driven by higher prices for all metals, except lead, partially offset by lower copper sales volumes at Cerro Lindo and lower sales volumes at El Porvenir.

Cost of sales in 3Q26 was US$271 million, down 15% quarter-over-quarter, mainly reflecting lower sales volumes at Cerro Lindo and lower operating costs, including lower mine development expenses at Vazante, lower personnel expenses at Aripuanã and lower maintenance and variable expenses at Cerro Lindo.

Compared to 3Q25, cost of sales increased 15%, primarily reflecting higher variable costs, higher drilling, fuel and reagent expenses, higher depreciation and unfavorable foreign exchange variations at our Brazilian mines.

In 9M26, cost of sales amounted to US$821 million, 20% higher compared to the same period a year ago, primarily reflecting higher workers' participation bonuses at our Peruvian mines, higher maintenance and variable costs, higher depreciation and unfavorable foreign exchange variations at our Brazilian mines.

Gross profit of US$182 million in 3Q26, down 11% quarter-over-quarter, mainly reflecting softer realized silver and gold prices and lower sales volumes at Cerro Lindo, and up 35% year-over-year, as higher net revenues outpaced the increase in cost of sales.

In 9M26, gross profit totaled US$617 million, 74% higher compared to the same period a year ago, primarily reflecting higher metal prices, partially offset by higher operating costs and unfavorable foreign exchange variations.

Reconciliation of realized prices

Revenues are recorded at provisional prices, with adjustments made after delivery based on the pricing terms specified in each contract. The difference between the provisional and the final price is recognized as a price adjustment in the period in which the sale is concluded.

Adjusted EBITDA for the mining segment in 3Q26 totaled US$236 million, up 7% from US$220 million in 2Q26. This performance was primarily attributed to (i) a US$40 million positive zinc net price effect, along with positive mark-to-market (“MTM”) adjustments, mainly on lead and copper concentrates, partially offset by negative final price adjustments; (ii) US$11 million in lower operating unit costs and G&A, reflecting lower mine development expenses at Vazante, lower personnel expenses at Aripuanã and lower maintenance expenses at Cerro Lindo; (iii) a US$3 million positive impact from lower TCs; and (iv) a US$1 million favorable foreign exchange variation. These effects were partially offset by (v) a US$21 million lower by-products contribution, mainly reflecting softer realized silver and gold prices and lower silver and gold payables at the Cerro Pasco Complex, partially offset by higher silver and gold sales volumes at the Cerro Pasco Complex and higher silver payables at Cerro Lindo and Aripuanã; (vi) a US$14 million negative impact from lower zinc and copper sales volumes, particularly at Cerro Lindo reflecting temporary logistics constraints, partially offset by increased zinc sales at Aripuanã and Vazante; (vii) US$3 million in higher mineral exploration and project evaluation expenses; and (viii) a US$3 million negative impact from other variations, mainly a lower cash dividend received from Enercan, partially offset by lower provisions for inventory obsolescence at Cerro Lindo.

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Compared to 3Q25, Adjusted EBITDA increased by 44%. This improved performance was driven by (i) a US$64 million positive zinc and copper net price effect; (ii) a US$46 million higher by-products contribution, primarily attributed to stronger realized prices for silver and gold, partially offset by lower gold sales volumes; and (iii) a US$5 million positive impact from other variations, mainly lower obsolescence provisions in Cerro Lindo and inventory adjustments at Aripuanã. These gains were partially offset by (iv) US$24 million in higher operating costs and G&A, mainly higher variable costs reflecting higher volumes and higher drilling, fuel and reagent expenses; (v) a US$11 million negative impact from lower sales volumes, mainly of copper and of zinc at Cerro Lindo and El Porvenir, partially offset by higher zinc and lead sales at Aripuanã; (vi) a US$7 million unfavorable foreign exchange variation, mainly at our Brazilian operations; and (vii) a US$3 million negative impact from higher TCs under annual contract terms.

Mining Cost Performance

Consolidated Costs	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Cost ROM (US$/t)	54.1	56.7	50.5	7.0%	(4.5%)	55.7	49.5	12.4%
Cerro Lindo	39.3	43.0	38.8	1.3%	(8.6%)	42.9	39.1	9.8%
El Porvenir	74.2	68.7	62.5	18.6%	8.0%	70.1	62.4	12.3%
Atacocha	35.1	35.2	37.4	(6.1%)	(0.3%)	35.8	37.1	(3.5%)
Vazante	58.7	66.5	53.2	10.3%	(11.7%)	60.3	48.5	24.4%
Aripuanã	90.9	99.3	87.3	4.1%	(8.5%)	93.5	91.4	2.3%
Cash cost (US$/lb)	(0.64)	0.04	(0.49)	30.2%	(1,547%)	(0.45)	(0.18)	146.6%
Cerro Lindo	(1.28)	(0.94)	(0.98)	30.8%	36.3%	(1.16)	(0.68)	71.8%
El Porvenir	(1.51)	(1.21)	(0.49)	209.2%	24.4%	(1.35)	(0.34)	299.3%
Atacocha	(2.55)	(2.72)	(2.37)	7.5%	(6.3%)	(3.05)	(1.26)	142.8%
Vazante	0.61	0.74	0.45	35.9%	(16.8%)	0.64	0.51	25.0%
Aripuanã	0.19	0.30	0.20	(3.9%)	(37.5%)	(0.02)	0.33	(106.0%)
AISC (US$/lb)	0.02	0.64	0.004	373.7%	(97.0%)	0.15	0.29	(47.5%)

Note: Our Cost ROM is measured against treated ore volume. Our cash cost and AISC (all in sustaining cash cost) are net of by-products credits, measured against zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website. Cash cost and AISC exclude idle capacity costs of US$6.9 million at El Porvenir and US$(0.8) million at Atacocha in 9M26, and US$1.2 million at El Porvenir in 9M25.

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Cost ROM

On a consolidated basis, Cost ROM averaged US$54/t in the quarter, down 5% quarter-over-quarter and up 7% year-over-year.

The sequential decline mainly reflects a 7% increase in treated ore volumes, led by Cerro Lindo (+9%) and Aripuanã (+18%), which diluted fixed costs and more than offset higher costs at El Porvenir. Unit costs declined at Vazante (-12%), on lower energy and other variable expenses; at Cerro Lindo (-9%), on higher volumes and lower maintenance and other variable costs; and at Aripuanã (-8%), on higher volumes and lower personnel and third-party services expenses. These decreases were partially offset by higher unit costs at El Porvenir (+8%), reflecting higher maintenance, third-party services and materials expenses. Atacocha was stable.

Year-over-year, the increase mainly reflects higher maintenance, personnel and third-party services expenses and BRL appreciation at our Brazilian operations. El Porvenir recorded the largest increase (+19%, to US$74/t), reflecting higher personnel and maintenance expenses and slightly lower treated ore volumes. At Vazante (+10%) and Aripuanã (+4%), the increase was mainly driven by higher third-party services, maintenance, personnel and energy expenses, as well as the impact of BRL appreciation on our USD-reported costs, partially offset at Aripuanã by higher treated ore volumes. Cerro Lindo was broadly stable (+1%), while Atacocha’s unit costs declined 6% to US$35/t, reflecting lower third-party services and other variable expenses, partially offset by higher maintenance expenses.

Cash cost net of by-products

On a consolidated basis, cash cost net of by-products was US$(0.64)/lb in 3Q26, compared to US$0.04/lb in 2Q26 and US$(0.49)/lb in 3Q25.

Sequentially, cash cost net of by-products decreased by US$0.68/lb, mainly reflecting positive mark-to-market adjustments on lead and copper concentrates, net of negative final price adjustments, lower third-party services and maintenance expenses, led by Cerro Lindo, and higher zinc sales volumes at Aripuanã. These effects were partially offset by lower by-product credits, reflecting lower average silver, gold and lead prices.

The year-over-year decrease of US$0.15/lb mainly reflects higher by-product credits across all operations, driven by higher metal prices, partially offset by higher operating costs at all operations except Atacocha, mainly related to maintenance and personnel expenses, BRL appreciation, and higher TCs at our Brazilian operations.

AISC net of by-products

Consolidated AISC net of by-products totaled US$0.02/lb in 3Q26, down from US$0.64/lb in 2Q26, mainly reflecting the lower cash cost, and broadly stable compared with US$0.004/lb in 3Q25, as higher non-expansion capital expenditures, mainly TSF and mine development, offset the lower cash cost.

Guidance Tracker – Costs

Nexa has updated its 2026 mining cost guidance, disclosed in our press release dated February 6, 2026. The Cost ROM was revised upwards, mainly reflecting the appreciation of the Brazilian real against the U.S. dollar and higher operating costs at Aripuanã, while the cash cost guidance was revised downwards, mainly reflecting substantially higher by-product prices than previously assumed.

The revised estimates are based on several key assumptions, including but not limited to:

•	Mining production volumes and zinc treatment charges (“TCs”) reaffirmed;
•	Updated commodity prices assumptions:
o	2026e: Zinc (US$1.62/lb), Copper (US$6.14/lb), Lead (US$0.87/lb), Silver (US$71.6/oz), and Gold (US$4,528/oz);
o	4Q26e: Zinc (US$1.69/lb), Copper (US$6.28/lb), Lead (US$0.88/lb), Silver (US$66.0/oz), and Gold (US$4,450/oz);
o	Previous assumptions for the full-year and 4Q: Zinc (US$1.29/lb), Copper (US$4.54/lb), Lead (US$0.91/lb), Silver (US$42.0/oz), and Gold (US$3,775/oz).
•	Updated foreign exchange rate assumptions: BRL/US$: 5.18 and PEN/US$: 3.39 for 2026e, and BRL/US$: 5.25 and PEN/US$: 3.35 for 4Q26e, compared with BRL/US$: 5.50 and PEN/US$: 3.47 previously.

Consolidated Cost ROM guidance was revised to US$50–58/t from US$49.5–57.2/t, a 1% increase at the midpoint. The revision reflects a 6% increase in Aripuanã’s range to US$73–97/t, driven by BRL appreciation, higher operating costs and inflationary pressures, and an increase in the upper end of Vazante’s range to US$63.5/t from US$62.7/t, mainly due to BRL appreciation. Guidance for the other operations remains unchanged.

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Consolidated Cash cost net of by-products credits guidance was revised to US$(0.54)–(0.20)/lb, from US$(0.11)–0.08/lb, a decrease of US$0.35/lb at the midpoint, reflecting the significant increase in by-product prices compared with previous assumptions. The benefit is concentrated at our Peruvian operations, which have larger by-product exposure and unchanged Cost ROM guidance. The updated ranges are US$(1.53)–(0.91)/lb for Cerro Lindo, US$(1.64)–(1.16)/lb for El Porvenir, and US$(3.24)–(2.51)/lb for Atacocha. Guidance for Vazante and Aripuanã remains unchanged, as the by-product benefit at these operations is offset by BRL appreciation and, at Aripuanã, higher operating costs.

In 9M26, consolidated Cost ROM of US$56/t was near the upper end of the updated range, mainly reflecting inflationary pressures on key inputs and treated ore volumes below plan, mainly at Aripuanã and Cerro Lindo. Cost ROM improved in 3Q26 and is expected to continue improving in 4Q26, supported by higher treated ore volumes across our operations, particularly at Aripuanã and at Cerro Lindo, and cost-control initiatives at Vazante and El Porvenir.

Cash cost net of by-products credits in 9M26 of US$(0.45)/lb was toward the lower end of the updated range, mainly reflecting higher production volumes, a stronger by-products contribution and TCs below the US$175/t assumption. Cost guidance is presented on an unhedged basis.

Mining Operating costs		9M26	Guidance 2026 (Previous)			Guidance 2026 (Updated)
Cost ROM	US$/t	55.7	49.5	-	57.2	50.0	-	58.0
Cerro Lindo		42.9	40.1	-	45.3	40.1	-	45.3
El Porvenir		70.1	64.2	-	71.9	64.2	-	71.9
Atacocha		35.8	33.9	-	38.0	33.9	-	38.0
Vazante		60.3	57.1	-	62.7	57.1	-	63.5
Aripuanã		93.5	69.1	-	92.0	73.0	-	97.0
Cash Cost	US$/lb	(0.45)	(0.11)	-	0.08	(0.54)	-	(0.20)
Cerro Lindo		(1.16)	(0.73)	-	(0.43)	(1.53)	-	(0.91)
El Porvenir		(1.35)	(0.58)	-	(0.41)	(1.64)	-	(1.16)
Atacocha		(3.05)	(1.76)	-	(1.37)	(3.24)	-	(2.51)
Vazante		0.64	0.61	-	0.69	0.61	-	0.69
Aripuanã		(0.02)	(0.05)	-	0.23	(0.05)	-	0.23

Note: Our cost ROM is measured with respect to treated ore volume. Our cash cost net of by-products credits is measured with respect to zinc sold.

Mining Investments

US$ million	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Non-Expansion	86.4	70.1	65.0	32.9%	23.3%	216.6	166.9	29.8%
Sustaining	12.3	9.0	24.2	(49.3%)	35.8%	27.1	55.0	(50.8%)
Cerro Lindo	4.2	1.6	2.8	50.4%	158.7%	6.0	7.0	(14.1%)
Cerro Pasco Complex	2.3	1.5	14.8	(84.2%)	59.0%	3.9	37.0	(89.3%)
Vazante	1.1	0.3	0.6	68.8%	257.9%	1.6	1.3	23.2%
Aripuanã	4.7	5.6	6.0	(21.7%)	(17.4%)	15.5	9.7	60.0%
Mine Development	41.6	38.9	33.2	25.2%	6.8%	113.6	94.4	20.3%
Cerro Lindo	10.3	9.3	8.5	21.9%	10.8%	28.2	27.2	3.7%
Cerro Pasco Complex	9.0	9.2	8.7	3.9%	(1.8%)	25.3	24.8	2.4%
Vazante	8.6	5.7	4.4	95.7%	52.4%	20.6	15.3	34.5%
Aripuanã	13.5	14.7	11.6	16.7%	(7.9%)	39.4	27.1	45.5%
Tailings Storage Facilities	28.8	19.4	6.1	373.9%	48.5%	68.4	14.8	362.4%
HS&E	3.7	2.6	1.4	159.1%	42.3%	7.3	2.3	218.9%
Others (1)	0.0	0.1	0.1	(85.1%)	(83.9%)	0.3	0.4	(37.1%)

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US$ million	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Expansion projects	0.4	0.0	0.2	97.6%	5,081.2%	0.5	0.7	(28.9%)

TOTAL	86.8	70.1	65.3	33.1%	23.9%	217.1	167.6	29.5%

(1) Includes modernization, innovation, energy and other investments.

In 3Q26, Nexa invested US$87 million in its mining operations, up 24% quarter-over-quarter, mainly driven by higher sustaining, TSF and mine development investments. and up 33% year-over-year, reflecting higher TSF and mine development expenditures, partially offset by lower sustaining investments.

Beginning in 2026, investments in tailings storage facilities and mine development are reported separately from sustaining capital; prior-period figures have been recast accordingly.

Sustaining investments amounted to US$12 million, up 36% quarter-over-quarter, with higher spending across our operations except Aripuanã, and down 49% year-over-year, reflecting lower expenditures at the Cerro Pasco Complex and Aripuanã, partially offset by higher spending at Cerro Lindo and Vazante. In line with our annual maintenance schedule, sustaining disbursements are expected to increase in 4Q26, consistent with our updated guidance.

Mine development investments reached US$42 million in the quarter, up 7% quarter-over-quarter, driven by higher spending at Vazante and Cerro Lindo, partially offset by lower spending at the Cerro Pasco Complex and Aripuanã. Year-over-year, mine development investments increased 25%, primarily reflecting higher investment at Vazante (+US$4 million) to improve mine flexibility, as well as at Aripuanã and Cerro Pasco. Accelerated mine development at Aripuanã is expected to be concentrated in 4Q26.

TSF investments accounted for US$29 million, compared to US$19 million in 2Q26 and US$6 million in 3Q25, including US$15 million for Phase I of the Cerro Pasco Integration Project, focused on the tailings pumping system, US$8 million to expand dry-stacking storage capacity at Cerro Lindo and US$6 million at Aripuanã.

In 9M26, mining CapEx amounted to US$217 million, up 30% compared to the same period a year ago, primarily reflecting higher TSF and mine development investments, partially offset by lower sustaining investments.

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Smelting Operational Performance

Consolidated	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Production (kt)
Zinc metal	149.6	115.5	137.3	9.0%	29.6%	404.4	391.2	3.4%
Zinc oxide	9.3	9.1	9.3	(0.3%)	2.1%	26.4	27.1	(2.7%)
Total	159.0	124.6	146.6	8.4%	27.6%	430.8	418.3	3.0%
Sales (kt)
Zinc metal	137.5	125.5	140.8	(2.3%)	9.6%	401.9	398.2	0.9%
Zinc oxide	8.9	8.9	9.3	(4.2%)	(0.2%)	25.6	27.2	(5.7%)
Total	146.4	134.5	150.1	(2.4%)	8.9%	427.6	425.3	0.5%
By-products
Sulfuric Acid Production (kt)	194.8	202.1	206.4	(5.6%)	(3.6%)	596.8	580.4	2.8%
Sulfuric Acid Sales (kt) (1)	178.2	151.6	177.4	0.4%	17.6%	482.6	457.3	5.5%
Silver Content Sales (koz)	531.9	467.7	434.0	22.5%	13.7%	1,427.1	1,242.5	14.9%
Copper Cement Sales (kt)	3.2	2.8	2.0	60.2%	13.9%	9.2	5.3	73.9%

(1) A portion of the sulfuric acid produced is consumed in the production process and/or transferred internally between operations.

In 3Q26, total production (zinc metal and oxide) reached 159kt, up 28% quarter-over-quarter and 8% year-over-year, while zinc metal and oxide sales totaled 146kt, up 9% quarter-over-quarter and down 2% year-over-year.

The sequential increase in production was mainly driven by the operational recovery at Cajamarquilla, partially offset by lower output at Juiz de Fora following an unplanned roaster stoppage in September, during which scheduled maintenance was brought forward. Year-over-year, higher production primarily reflects the processing at Cajamarquilla of cathode inventory accumulated during the temporary suspension in 2Q26.

Sales increased at a slower pace than production, as part of the quarter’s zinc metal output at Cajamarquilla was allocated to fourth-quarter sales, since shipments to North America and Europe, given longer transit times, will only be recognized in 4Q26. Year-over-year, lower sales at Cajamarquilla were partially offset by higher sales volumes at Três Marias. Our 2026 sales guidance remains unchanged, supported by the available inventory and continued operational improvements.

Sulfuric acid production totaled 195kt, down 4% quarter-over-quarter, mainly reflecting the roaster stoppages at Juiz de Fora and Três Marias, while production at Cajamarquilla remained broadly stable. Year-over-year, production declined 6%, with lower output across all three smelters, particularly at Cajamarquilla and Juiz de Fora, mainly due to lower sulfur grades in third-party concentrates and the impact of the roaster stoppage at our Brazilian smelters. Sulfuric acid sales reached 178kt, up 18% quarter-over-quarter, primarily driven by higher sales at Cajamarquilla, and remained broadly stable year-over-year.

Silver content sales of 532koz rose 14% quarter-over-quarter and 23% year-over-year, mainly driven by higher production and improved silver recovery rates. Copper cement sales of 3.2kt increased 14% quarter-over-quarter and 60% year-over-year, reflecting higher production and improved copper recovery rates.

In 9M26, total production amounted to 431kt, up 3% compared to the same period of 2025, while total sales were broadly stable at 428kt. By-products performance was stronger, with sulfuric acid production increasing 3% to 597kt, sulfuric acid sales increasing 6% to 483kt, and silver content sales growing 15% to 1,427koz.

Cajamarquilla, Peru

Cajamarquilla	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Zinc (kt)
Metal production	98.6	62.0	89.5	10.3%	59.0%	246.1	255.8	(3.8%)
Global Recovery (%)	93.7	93.2	93.0	0.7 p.p.	0.6 p.p.	93.4	93.9	(0.5 p.p)

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Cajamarquilla	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Metal sales	84.4	72.4	89.3	(5.6%)	16.6%	241.2	257.6	(6.4%)
By-products (kt)
Sulfuric Acid Production	153.4	152.9	159.7	(4.0%)	0.3%	453.7	446.8	1.5%
Sulfuric Acid Sales	169.9	140.0	163.2	4.1%	21.3%	448.3	421.3	6.4%
Silver Content Sales (koz)	512.9	439.6	426.7	20.2%	16.7%	1,364.4	1,215.0	12.3%
Copper Cement Sales	1.8	1.6	2.0	(8.6%)	12.0%	5.2	5.3	(1.0%)
Costs (US$/lb) (1)
Conversion cost	0.29	0.32	0.30	(3.3%)	(9.2%)	0.30	0.29	3.5%
Cash cost	1.55	1.37	1.18	31.6%	12.8%	1.40	1.11	25.8%

(1) Our conversion cost and cash cost net of by-products credits are measured based on zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a reconciliation of cash cost to COGS, please refer to our Results Spreadsheet available on our website.

Zinc production at Cajamarquilla totaled 99kt in 3Q26, up 59% quarter-over-quarter and 10% year-over-year, with operations running at full capacity. Most of the cathode inventory accumulated in 2Q26, when upstream processes continued operating during the temporary suspension following the May fire incident, was processed during the quarter.

Recovery rates averaged 93.7%, compared to 93.2% in 2Q26 and 93.0% in 3Q25, reflecting ongoing process optimization initiatives.

Zinc metal sales totaled 84kt in 3Q26, up 17% quarter-over-quarter but at a slower pace than production, as part of the quarter’s output was allocated to fourth-quarter sales, since shipments to North America and Europe, given longer transit times, will only be recognized in 4Q26. Year-over-year, sales declined 6%, reflecting the same timing effect.

Sulfuric acid production totaled 153kt, remaining broadly stable quarter-over-quarter and declining 4% year-over-year, mainly reflecting lower sulfur grades in third-party concentrates, with the quarter-over-quarter impact offset by the normalization of operations at the roaster affected by the May fire incident. Sulfuric acid sales reached 170kt, up 21% quarter-over-quarter and 4% year-over-year. Silver content sales amounted to 513koz, up 17% quarter-over-quarter and 20% year-over-year, supported by higher production and improved silver recovery rates. Copper cement sales totaled 1.8kt, up 12% quarter-over-quarter, reflecting higher production volumes and improved copper recovery rates, and down 9% year-over-year.

In 9M26, zinc production amounted to 246kt, down 4% compared to the same period of 2025, while sales totaled 241kt, down 6%. Sulfuric acid production rose 2% to 454kt, silver content sales increased 12% to 1,364koz, and copper cement sales were broadly stable at 5.2kt.

Fire incident update: Operations have been running at or above normal levels since June. The related insurance claim remains under assessment. In 3Q26, Nexa received an advance payment of US$1.5 million under the claim.

Três Marias, Brazil

Três Marias	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Zinc (kt)
Metal production	33.2	33.7	30.4	9.3%	(1.4%)	103.3	89.9	14.8%
Oxide production	9.3	9.1	9.3	(0.3%)	2.1%	26.4	27.1	(2.7%)
Global Recovery (%)	91.7	88.9	87.6	4.0 p.p.	2.8 p.p.	89.7	87.9	1.8 p.p
Metal sales	34.8	33.1	32.7	6.3%	5.0%	104.2	91.6	13.8%
Oxide sales	8.9	8.9	9.3	(4.2%)	(0.2%)	25.6	27.2	(5.7%)
By-products (kt)
Sulfuric Acid Production	18.3	22.1	19.7	(6.9%)	(17.3%)	66.4	58.1	14.2%
Sulfuric Acid Sales (1)	0.0	0.3	0.5	(100.0%)	(100.0%)	0.3	0.7	(59.4%)
Costs (US$/lb) (2)
Conversion cost	0.44	0.36	0.36	22.2%	21.6%	0.38	0.36	5.9%
Cash cost	1.81	1.56	1.52	19.0%	16.1%	1.64	1.45	13.5%

(1) The Três Marias smelter primarily processes silicate concentrates and, therefore, requires higher sulfuric acid consumption, which is supplied by the Juiz de Fora smelter.

(2) Our conversion cost and cash cost net of by-products credits are measured based on zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a reconciliation of cash cost to COGS, please refer to our Results Spreadsheet available on our website.

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At Três Marias, total production (zinc metal + oxide) reached 43kt in 3Q26, broadly stable quarter-over-quarter despite an unplanned roaster stoppage and instability in the hydrometallurgical circuit. The impact of the roaster stoppage was mitigated by the use of calcine inventories and an optimized concentrate mix. The stoppage also provided an opportunity to bring forward scheduled maintenance, allowing for an expanded scope of work to be completed over approximately 23 days. Year-over-year, production increased 7%, supported by higher recovery rates under the ongoing turnaround plan.

Zinc metal production of 33kt was broadly stable quarter-over-quarter and up 9% year-over-year, while zinc oxide production of 9.3kt increased 2% quarter-over-quarter and was broadly stable year-over-year.

Recovery rates averaged 91.7%, up from 88.9% in 2Q26 and 87.6% in 3Q25, reflecting continued progress under our turnaround plan.

Zinc metal sales amounted to 35kt, up 5% quarter-over-quarter and 6% year-over-year. Zinc oxide sales of 8.9kt were stable compared to 2Q26 and decreased 4% compared to 3Q25, reflecting lower demand.

Sulfuric acid production totaled 18kt, down 17% quarter-over-quarter and 7% year-over-year, mainly reflecting the roaster stoppage. Três Marias has limited external sulfuric acid sales by design, as most of its production is consumed internally in the silicate concentrate circuit, supplemented by transfers from Juiz de Fora.

In 9M26, total production (metal + oxide) amounted to 130kt, up 11% year-over-year, while total sales reached 130kt, up 9%. Sulfuric acid production rose 14% to 66kt, and global recovery averaged 89.7%, up 1.8 p.p. year-over-year.

Juiz de Fora, Brazil

Juiz de Fora	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Zinc (kt)
Metal production	17.8	19.8	17.4	2.0%	(10.0%)	55.0	45.5	20.9%
Global Recovery (%)	93.3	94.3	94.2	(0.9 p.p.)	(1.0 p.p.)	93.2	93.7	(0.5 p.p)
Metal sales	18.4	20.1	18.7	(1.7%)	(8.3%)	56.5	49.0	15.3%
By-products (kt)
Sulfuric Acid Production (1)	23.1	27.1	27.0	(14.3%)	(14.5%)	76.7	75.4	1.7%
Sulfuric Acid Sales	8.4	11.3	13.8	(39.3%)	(25.7%)	34.0	35.3	(3.7%)
Silver Content (koz)	18.9	28.1	7.3	159.3%	(32.6%)	62.7	27.5	128.1%
Costs (US$/lb) (2)
Conversion cost	0.49	0.51	0.55	(11.2%)	(4.4%)	0.52	0.56	(7.8%)
Cash cost	1.75	1.42	1.55	12.8%	23.2%	1.59	1.46	9.0%

(1) Part of the sulfuric acid production is transferred to the Três Marias smelter for use in its production process.

(2) Our conversion cost and cash cost net of by-products credits are measured based on zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a reconciliation of cash cost to COGS, please refer to our Results Spreadsheet available on our website.

In 3Q26, zinc production at Juiz de Fora reached 18kt, down 10% quarter-over-quarter, mainly reflecting an unplanned roaster stoppage in September, during which scheduled maintenance was brought forward. Operations resumed after 15 days. Year-over-year, production increased 2%.

Recovery rates averaged 93.3%, compared with 94.3% in 2Q26 and 94.2% in 3Q25. The decline reflected higher consumption of electric arc furnace (EAF) dust, which increased the proportion of secondary material in the feed mix as a result of improved Waelz kiln performance, without a corresponding increase in downstream processing.

Zinc metal sales totaled 18kt, down 8% quarter-over-quarter, reflecting lower production, and 2% year-over-year.

Sulfuric acid production reached 23kt, down 15% quarter-over-quarter and 14% year-over-year, mainly due to the roaster stoppage. External sulfuric acid sales totaled 8.4kt, declining 26% quarter-over-quarter and 39% year-over-year, reflecting lower production and increased internal transfers to Três Marias.

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Silver content sales totaled 19koz, compared with 28koz in 2Q26 and 7koz in 3Q25. The sequential decline reflected the higher silver content of the feed processed in 2Q26, which included calcine inventory, as well as lower feed volumes in 3Q26 due to the roaster stoppage.

In 9M26, zinc production reached 55kt, up 21% compared with the same period in 2025, while zinc metal sales totaled 57kt, up 15%. Sulfuric acid production increased 2% to 77kt, and silver content sales rose 128% to 63koz. The overall recovery rate averaged 93.2%, down 0.5 percentage points from 93.7% in 9M25.

Guidance Tracker – Sales

Our 2026 zinc smelting sales guidance (metallic and oxide) remains unchanged, as disclosed in our press release dated February 6, 2026, which provided guidance for the 2026-2028 period. Zinc oxide sales are expected toward the lower end of the range.

9M26 vs 2026 guidance

Sales in 9M26 represented approximately 73% of the midpoint of our 2026 guidance for zinc metal, 68% for zinc oxide and 73% for total sales. The zinc metal inventory built at Cajamarquilla during the third quarter, together with seasonally stronger fourth-quarter sales, supports our full-year guidance.

4Q26 outlook

On a consolidated basis, zinc metal sales are expected to increase quarter-over-quarter, supported by the inventory accumulated at Cajamarquilla and seasonally stronger demand in the fourth quarter. In Brazil, Três Marias is expected to continue progressing under its turnaround plan, with higher zinc metal sales, while Juiz de Fora is expected to return to normal operating levels following the roaster maintenance completed in September.

Consolidated Smelting sales		9M26	Guidance 2026
Zinc metal	kt	402	535	-	560
Zinc oxide	kt	26	35	-	40
Total Sales	kt	426	570	-	600

Smelting Financial performance

US$ million	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Net Revenues	696.2	584.1	540.8	28.7%	19.2%	1,888.8	1,483.8	27.3%
Cost of Sales	(637.6)	(534.3)	(522.8)	22.0%	19.3%	(1,737.6)	(1,424.0)	22.0%
Gross Profit	58.6	49.8	18.0	226.2%	17.6%	151.3	59.8	152.9%
Adjusted EBITDA	65.0	66.3	22.6	187.2%	(2.0%)	182.4	79.3	130.1%
Adjusted EBITDA Mrg. (%)	9.3%	11.4%	4.2%	5.1 p.p.	(2.0 p.p.)	9.7%	5.3%	4.3 p.p.

Note: Financial performance pre-intersegment eliminations.

Net revenues totaled US$696 million in 3Q26, up 19% quarter-over-quarter, mainly reflecting higher zinc prices, higher sales volumes at Cajamarquilla and a stronger by-products contribution. Year-over-year, net revenues increased 29%, mainly driven by higher zinc prices and a stronger by-products contribution, mainly from silver content, sulfuric acid and copper cement.

In 9M26, net revenues amounted to US$1,889 million, 27% higher than the same period a year ago, driven by higher zinc prices and a stronger by-products contribution.

Cost of sales totaled US$638 million in 3Q26, up 19% quarter-over-quarter, mainly driven by higher raw material costs and higher sales volumes at Cajamarquilla, as well as higher operating costs at our Brazilian smelters. Year-over-year, cost of sales increased 22%, mainly reflecting higher raw material costs, as higher zinc prices flowed through to concentrate purchases, combined with higher energy costs at Cajamarquilla due to slightly higher spot electricity tariffs and unfavorable foreign exchange variations affecting our Brazilian smelters.

In 9M26, cost of sales amounted to US$1,738 million, 22% higher compared to the same period a year ago, primarily reflecting higher raw material costs on higher zinc prices and unfavorable foreign exchange variations.

Gross profit reached US$59 million in 3Q26, up 18% quarter-over-quarter and 226% year-over-year. Gross margin was 8.4%, broadly stable compared with 2Q26 and up 3.3% in 3Q25. The year-over-year margin expansion primarily reflects a stronger by-products contribution, as higher zinc prices were largely passed through to concentrate purchase costs.

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In 9M26, gross profit totaled US$151 million, 153% higher compared to the same period a year ago, with gross margin expanding to 8.0% from 4.0%, mainly reflecting the same factors.

Reconciliation of realized prices

Purchases of zinc in concentrate are initially recorded at provisional prices and with adjustments made after delivery based on the pricing terms specified in each contract. The difference between the provisional and the final price is recognized as a price adjustment in the period in which the transaction is concluded.

Sources of Zinc Concentrate to Nexa Smelters (kt)

In 3Q26, Nexa sourced 50% of its zinc concentrate from its own mines, up 0.9 p.p. year-over-year and down 4.1 p.p. quarter-over-quarter, with the remainder supplied by third parties and secondary feed. For internal transfers between mining and smelting segments, we apply our internal benchmark treatment charge (TC). For third-party suppliers, TCs are based on the annual benchmark TC, spot TCs, or annually negotiated contracts.

The 2026 benchmark TC, reportedly agreed between Korea Zinc and Teck Resources in March 2026, was set at US$85/t of concentrate, up 6% from US$80/t in 2025. The reference benchmark TCs for 2026, 2025 and 2024 were US$85/t, US$80/t, and US$165/t of concentrate, respectively.

The historically low 2025 benchmark – and the modest 2026 recovery – reflect tight zinc concentrate market conditions, with smelter demand most likely exceeding mine supply growth.

To reduce earnings volatility from TC swings, Nexa applies a three-year rolling average to TCs in part of our third-party concentrate purchase contracts. Contracts are renewed at staggered intervals throughout the year. As a result, our realized TCs in any given period reflect a weighted blend of the current and two prior benchmark years rather than the current year alone.

Applying a simplified three-year rolling average to current and prior benchmarks (2024: US$165/t, 2025: US$80/t, 2026: US$85/t), the implied blended TC reference is approximately US$110/t, higher than the 2026 spot benchmark of US$85/t. This, in combination with contribution from by-products, is what cushions our smelting margins against the current depressed TC environment and supports the strong smelting EBITDA performance discussed in the Smelting Financial Performance section.

Adjusted EBITDA for the smelting segment totaled US$65 million in 3Q26, broadly stable (down 2%) compared to US$66 million in 2Q26. Positive effects included (i) a US$19 million higher by-products contribution, reflecting stronger realized prices for sulfuric acid and copper cement and higher sales volumes of silver concentrate, sulfuric acid and copper cement, partially offset by lower silver prices; (ii) a US$5 million positive net price effect, as higher zinc prices on revenues more than offset their impact on raw material costs and unfavorable MTM adjustments; (iii) a US$2 million positive impact from higher sales volume, particularly at Cajamarquilla following its recovery from the May fire incident, and improved performance at Três Marias; and (iv) a US$1 million positive impact from BRL depreciation against the U.S. dollar. These effects were offset by (v) US$15 million in higher operating costs and G&A, reflecting a higher average inventory cost at Três Marias, after the consumption of lower-cost inventory in 2Q26, higher energy costs at our Brazilian operations, and higher operating costs at Juiz de Fora; (vi) a US$10 million negative impact from other variations, mainly a lower cash dividend received from Enercan, expenses related to the Cajamarquilla fire incident and the absence of the insurance recovery related to the 2024 Juiz de Fora fire incident received in 2Q26; and (vii) a US$3 million negative impact from lower realized TCs.

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Compared to 3Q25, Adjusted EBITDA was up 187%. This improvement was driven by (i) a US$23 million higher by-products contribution, primarily reflecting stronger realized prices for silver, sulfuric acid and copper cement, combined with higher sales volumes of silver concentrate and copper cement; (ii) a US$20 million positive net price effect from higher zinc prices; (iii) a US$5 million positive impact from higher realized TCs; and (iv) US$1 million positive impact from lower operating costs and G&A, mainly reflecting improved recovery at Três Marias and Cajamarquilla, partially offset by higher energy costs at Cajamarquilla. These gains were partially offset by (v) a US$5 million negative impact from the BRL appreciation against the U.S. dollar at our Brazilian operations; (vi) a US$1 million negative impact from lower sales volumes, particularly at Cajamarquilla, where part of the quarter’s output was allocated to fourth-quarter sales due to longer transit times on shipments to North America and Europe, partially offset by higher volumes at Três Marias; and (vii) a US$1 million in expenses related to the Cajamarquilla fire incident.

Smelting Cost Performance

Consolidated Costs (US$/lb)	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Conversion cost	0.36	0.36	0.35	3.6%	(0.5%)	0.35	0.34	4.1%
Cajamarquilla	0.29	0.32	0.30	(3.3%)	(9.2%)	0.30	0.29	3.5%
Três Marias	0.44	0.36	0.36	22.2%	21.6%	0.38	0.36	5.9%
Juiz de Fora	0.49	0.51	0.55	(11.2%)	(4.4%)	0.52	0.56	(7.8%)
Cash cost	1.65	1.44	1.32	25.4%	14.9%	1.50	1.24	20.6%
Cajamarquilla	1.55	1.37	1.18	31.6%	12.8%	1.40	1.11	25.8%
Três Marias	1.81	1.56	1.52	19.0%	16.1%	1.64	1.45	13.5%
Juiz de Fora	1.75	1.42	1.55	12.8%	23.2%	1.59	1.46	9.0%
AISC	1.78	1.54	1.42	25.0%	15.3%	1.60	1.34	19.7%

Note: Our conversion cost, and cash cost net of by-products credits and AISC (all in sustaining cash cost) are measured against zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website. Cash cost and AISC does not exclude the cost of metal purchased for resale and idle capacity costs of US$10.9 million at Cajamarquilla in 2Q26 and 9M26, US$(0.1) million at Juiz de Fora in 2Q26 and 9M26, and US$2.1 million at Juiz de Fora in 9M25.

Conversion cost

In 3Q26, consolidated smelting conversion cost was US$0.36/lb, broadly stable quarter-over-quarter and up 4% year-over-year. Conversion cost excludes raw material costs.

On a quarter-over-quarter basis, lower unit costs at Cajamarquilla (-9%), supported by higher sales volumes and lower maintenance expenses, offset a 22% increase at Três Marias, which reflected a higher average inventory cost following the consumption of lower-cost inventory in 2Q26, as well as higher energy and third-party services expenses.

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Year-over-year, the increase mainly reflects higher conversion cost at Três Marias (+22%), driven by BRL appreciation and higher fixed operating costs, and a lower share of Cajamarquilla, our lowest-cost smelter, in total sales volumes. These effects were partially offset by lower unit costs at Cajamarquilla (-3%) and Juiz de Fora (-11%).

Cash cost net of by-products

On a consolidated basis, cash cost net of by-products was US$1.65/lb in 3Q26, up 15% quarter-over-quarter, mainly reflecting higher zinc prices, which raised the cost of concentrate purchases, and lower realized TCs. These effects were partially offset by higher by-product credits and higher sales volumes at Cajamarquilla and Três Marias.

Year-over-year, cash cost increased 25%, mainly driven by higher raw material costs as a result of higher zinc prices, as well as higher operating costs and BRL appreciation at our Brazilian smelters. These effects were partially offset by higher by-product credits at all three smelters. At Três Marias and Juiz de Fora, the increase was mainly driven by higher zinc prices and BRL appreciation, while at Cajamarquilla it reflects higher zinc prices and lower zinc sales volumes.

AISC net of by-products

On a consolidated basis, AISC net of by-products in 3Q26 was US$1.78/lb, up 15% compared to 2Q26, reflecting the higher cash costs and higher sustaining capital expenditures, and up 25% year-over-year, mainly reflecting the higher cash cost.

Guidance Tracker – Costs

Nexa has updated its 2026 smelting cost guidance disclosed in our press release dated February 6, 2026. The Conversion cost and Cash cost net of by-products credits guidance was revised upwards, mainly reflecting the appreciation of the Brazilian real against the U.S. dollar and higher fixed operating costs. The cash cost guidance was also revised upwards, mainly reflecting higher raw material costs on higher zinc prices and BRL appreciation, partially offset by higher by-product prices.

The revised estimates are based on several key assumptions, including but not limited to:

•	Smelting sales volumes and zinc treatment charges (“TCs”) reaffirmed;
•	Updated commodity prices assumptions:
o	2026e: Zinc (US$1.62/lb), Copper (US$6.14/lb), Lead (US$0.87/lb), Silver (US$71.6/oz), and Gold (US$4,528/oz);
o	4Q26e: Zinc (US$1.69/lb), Copper (US$6.28/lb), Lead (US$0.88/lb), Silver (US$66.0/oz), and Gold (US$4,450/oz);
o	Previous assumptions for the full-year and 4Q: Zinc (US$1.29/lb), Copper (US$4.54/lb), Lead (US$0.91/lb), Silver (US$42.0/oz), and Gold (US$3,775/oz).
•	Updated foreign exchange rate assumptions: BRL/US$: 5.18 and PEN/US$: 3.39 for 2026e, and BRL/US$: 5.25 and PEN/US$: 3.35 for 4Q26e, compared with BRL/US$: 5.50 and PEN/US$: 3.47 previously.

Consolidated Conversion Cost guidance was revised to US$0.32–0.36/lb from US$0.31–0.34/lb, a 5% increase at the midpoint. The revision mainly reflects a 15% increase in Três Marias’ range to US$0.33–0.37/lb, mainly driven by BRL appreciation and higher fixed operating costs, including inflationary pressures, as well as an increase in the upper end of Cajamarquilla’s range to US$0.31/lb from US$0.30/lb. Guidance for Juiz de Fora remains unchanged.

Consolidated Cash cost net of by-products credits guidance was revised to US$1.41–1.62/lb, from US$1.15–1.34/lb, a 22% increase at midpoint. The revision mainly reflects higher raw material costs, as our zinc price assumption increased 26%, and BRL appreciation at our Brazilian operations, partially offset by higher by-product prices. The updated ranges are US$1.35–1.47/lb for Cajamarquilla, US$1.46–1.83/lb for Três Marias and US$1.51–1.81/lb for Juiz de Fora.

In 9M26, consolidated smelting conversion cost of US$0.35/lb was within the updated range. Cajamarquilla and Juiz de Fora were within their respective ranges, while Três Marias, at US$0.38/lb, was slightly above the upper end, reflecting the operational challenges in 3Q26. In 4Q26, higher sales volumes, supported by the zinc metal inventory built at Cajamarquilla, are expected to dilute fixed costs and keep conversion cost within the guidance range.

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Cash cost net of by-products credits in 9M26 of US$1.50/lb was within the updated range, with all three smelters within their respective ranges, and is expected to remain within the range for the full year, as a stronger by-products contribution and higher sales volume offset higher raw material costs. Cost guidance is presented on an unhedged basis.

Smelting Operating costs		9M26	Guidance 2026 (Previous)			Guidance 2026 (Updated)
Conversion Cost	US$/lb	0.35	0.31	-	0.34	0.32	-	0.36
Cajamarquilla		0.30	0.28	-	0.30	0.28	-	0.31
Três Marias		0.38	0.28	-	0.33	0.33	-	0.37
Juiz de Fora		0.52	0.48	-	0.55	0.48	-	0.55
Cash Cost	US$/lb	1.50	1.15	-	1.34	1.41	-	1.62
Cajamarquilla		1.40	1.04	-	1.13	1.35	-	1.47
Três Marias		1.64	1.29	-	1.62	1.46	-	1.83
Juiz de Fora		1.59	1.32	-	1.59	1.51	-	1.81

Note: Our conversion cost and cash cost net of by-products credits are measured with respect to zinc sold.

Smelting Investments

US$ million	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
Non-Expansion	23.8	23.3	25.9	(8.2%)	2.1%	60.3	61.3	(1.5%)
Sustaining	20.6	18.9	16.8	23.0%	9.0%	50.0	41.2	21.4%
Cajamarquilla	7.4	7.9	9.7	(23.8%)	(7.1%)	21.0	26.9	(22.1%)
Três Marias	8.4	5.3	2.3	269.4%	58.0%	15.2	5.5	178.7%
Juiz de Fora	4.8	5.7	4.8	0.3%	(14.8%)	13.8	8.8	56.8%
Tailings Storage Facilities	1.9	2.0	5.9	(67.3%)	(2.9%)	5.1	12.4	(58.7%)
HS&E	1.9	1.8	3.0	(38.9%)	0.4%	5.1	7.3	(29.9%)
Others (1)	(0.6)	0.5	0.2	(361%)	(217%)	0.1	0.4	(76.0%)

Expansion projects	0.0	0.0	0.0	-	-	0.0	0.0	-

TOTAL	23.8	23.3	25.9	(8.2%)	2.1%	60.3	61.3	(1.5%)

(1) Includes modernization, innovation, energy and other investments.

In 3Q26, Nexa invested US$24 million in its smelting operations, up 2% from 2Q26, mainly reflecting higher sustaining expenditures at Três Marias, primarily related to maintenance activities, partially offset by lower sustaining expenditures at Juiz de Fora and Cajamarquilla. Year-over-year, smelting CapEx decreased 8%, mainly reflecting lower tailings storage facilities (“TSF”) and health, safety & environmental (“HS&E”) expenditures.

Sustaining investments totaled US$21 million, up 9% compared to 2Q26 and 23% compared to 3Q25, in both cases reflecting higher expenditures at Três Marias, mainly related to the roaster maintenance carried out during the quarter.

During the first nine months of the year, smelting CapEx totaled US$60 million, down 2% compared to the same period a year ago, primarily reflecting lower TSF and HS&E expenditures, which more than offset higher sustaining expenditures at our Brazilian smelters.

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Market Scenario

Metal Prices

Metal Prices	3Q26		2Q26		3Q25		∆ YoY	∆ QoQ	9M26		9M25		∆ YoY
	US$/t	US$/lb	US$/t	US$/lb	US$/t	US$/lb			US$/t	US$/lb	US$/t	US$/lb
Zinc	3,825	1.74	3,466	1.57	2,825	1.28	35.4%	10.4%	3,514	1.59	2,770	1.26	26.9%
Copper	14,104	6.40	13,329	6.05	9,797	4.44	44.0%	5.8%	13,434	6.09	9,556	4.33	40.6%
Lead	1,857	0.84	1,954	0.89	1,966	0.89	(5.6%)	(5.0%)	1,913	0.87	1,961	0.89	(2.5%)
Silver (US$/oz)	62.6	-	73.1	-	39.4	-	58.9%	(14.4%)	73.2	-	35.0	-	109.0%
Gold (US$/oz)	4,262	-	4,506	-	3,457	-	23.3%	(5.4%)	4,545	-	3,201	-	42.0%

Source: Bloomberg

Zinc: concentrate shortage deepens and lifts prices to the highest level since 2022; by-products continue to cushion smelter margins

In 3Q26, the LME zinc price averaged US$3,825/t (US$1.74/lb), up 35% year-over-year and 10% quarter-over-quarter. For 9M26, zinc averaged US$3,514/t, up 27% versus 9M25. Prices peaked at US$4,186/t (US$1.90/lb) on September 9th, the highest level since 2022, as global concentrate scarcity, which has proven more persistent and acute than market expectations at the start of the year, increasingly constrained refined metal availability.

The concentrate market tightened further. According to Wood Mackenzie, spot TCs in China ended the quarter at -US$236/t CIF, more than double the negative level of the end of 2Q26 (-US$109/t). Non-integrated smelters are increasingly relying on by-product revenues, particularly sulfuric acid and silver, as well as free zinc and metal premiums, to offset the sharp deterioration in TCs. As a net producer of sulfuric acid with significant silver recoveries, Nexa continues to benefit from this dynamic, which partially offsets the pressure from lower TCs.

The regional rebalancing anticipated in 2Q26 materialized during the quarter. LME inventories fell to 86.8kt in August, with the market in backwardation since late June. Record prices and tight availability then drew metal from SHFE warehouses toward LME delivery points and Southeast Asia, lifting LME inventories to 123kt by the end of September, while SHFE inventories declined from 154.7kt to 143.5kt. Combined, LME and SHFE inventories of approximately 267kt represent only about a week of global consumption, continuing to signal a tight market.

On the macro side, the U.S. Federal Reserve raised its policy rate by 25 basis points to a 3.75%-4.00% range on September 16th, its first hike in more than three years, confirming the direction signaled in its June projections. Delays in a potential U.S.-Iran agreement kept energy prices elevated, adding to cost pressures across industrial sectors, particularly in Europe.

Looking ahead, tight fundamentals in both the concentrate and refined markets should continue to support zinc prices and keep TCs under pressure through year-end.

Copper: record prices driven by tight supply and continued U.S. stockpiling ahead of a tariff decision

In 3Q26, the LME copper price averaged US$14,104/t (US$6.40/lb), up 44% year-over-year and 6% quarter-over-quarter. For 9M26, copper averaged US$13,434/t, up 41% versus 9M25. Despite tighter monetary conditions, copper prices reached a record US$14,797/t (US$6.71/lb) in the second half of September, supported by tight physical conditions outside the U.S. and continued uncertainty over Section 232 tariffs.

Expectations of U.S. import tariffs on refined copper continued to draw metal into the United States, pushing COMEX inventories to a record 775kt, up from 666kt at the end of 2Q26, while LME and SHFE inventories fell to 249kt and 38kt, respectively. The Section 232 decision is expected to remain open ahead of the November 3rd U.S. midterm elections.

Spot TC/RCs moved deeper into negative territory. According to Wood Mackenzie, Chinese smelters increasingly opted to curtail production or bring forward maintenance shutdowns rather than process concentrates at uneconomic terms. In mid-year negotiations, Antofagasta reportedly reached provisional agreements with some Chinese smelters moving away from fixed TC/RCs toward index-linked pricing, extending the shift noted in 2Q26.

Copper demand is expected to remain structurally resilient, supported by investments in power grids, renewable energy, energy storage and AI-related infrastructure. The IMF forecasts global growth to accelerate to 3.4% in 2027, although it warns that AI-related capital expenditure may continue to outpace revenue generation. Looking ahead, continued concentrate scarcity and low visible inventories outside the United States should remain supportive of copper prices. The key near-term uncertainty remains the outcome of the Section 232 investigation, which could trigger a reversal of inventory flows and increased regional price volatility.

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Lead: rising inventories weigh on prices, making lead the only base metal down year-to-date

In 3Q26, the LME lead price averaged US$1,857/t (US$0.84/lb), down 6% year-over-year and 5% quarter-over-quarter. For 9M26, lead averaged US$1,913/t, 2% below 9M25. LME inventories, which had risen to roughly 300kt by the end of 2Q26, reached 452kt in July, adding volatility to prices, before easing to 362kt by quarter-end. On the concentrate side, availability remained relatively comfortable during the quarter, contrasting with the acute shortages observed in zinc and copper. Going forward, global demand growth is expected to remain modest, reflecting slower growth in automotive production and mature replacement lead-acid battery markets.

Precious Metals: prices ease from 2Q26 highs amid tighter monetary conditions, while annual gains remain strong

In 3Q26, silver averaged US$62.6/oz, up 59% year-over-year and down 14% versus 2Q26. For 9M26, silver averaged US$73.2/oz, up 109% versus 9M25. After closing June at US$58.8/oz, silver recovered and held around US$65/oz from August through quarter-end, despite September rate hikes by the Fed, the European Central Bank and the Bank of Japan. Looking ahead, higher real interest rates, a stronger U.S. dollar and the effect of higher oil prices on industrial demand could weigh on silver prices, although structural demand from solar, electrification and AI-related infrastructure should remain supportive.

Gold averaged US$4,262/oz in 3Q26, up 23% year-over-year but approximately 5% below 2Q26. For 9M26, gold averaged US$4,545/oz, up 42% versus 9M25. Investment demand, central bank reserve diversification, and geopolitical uncertainty continue to support prices, while higher bond yields and expectations of another Fed hike by year-end increase the opportunity cost of holding gold.

Silver and gold by-product credits continue to reduce unit cash costs at Nexa’s polymetallic operations.

Home-market demand: slight improvement led by Argentina

Zinc demand across Nexa’s core markets (Latin America, excluding Mexico) improved slightly in 3Q26 versus 2Q26. Argentina led the increase, reversing its 2Q26 weakness, supported by progress in energy infrastructure and critical minerals projects. Peru benefited from the continued normalization of industrial activity. In Brazil, the outlook for the automotive sector strengthened: Anfavea now expects vehicle sales to reach 3.1 million units in 2026, up 15.2% versus 2025 and the highest level since 2014, led by light vehicles (+16.4%). In contrast, E2 Economics revised its 2026 construction GDP growth projection to 1.4%, from 2.9% previously.

Demand is expected to improve modestly in 4Q26, in line with the usual seasonal pattern, supported by automotive activity and energy investments across the region. The pace of monetary easing in Brazil and the economic agenda of the new administration taking office in January 2027 are the main factors to monitor.

Foreign Exchange

FX	3Q26	2Q26	3Q25	∆ YoY	∆ QoQ	9M26	9M25	∆ YoY
BRL/USD (Average)	5.136	5.049	5.449	(5.7%)	1.7%	5.148	5.650	(8.9%)
BRL/USD (End of period)	5.181	5.176	5.318	(2.6%)	0.1%	5.181	5.318	(2.6%)
PEN/USD (Average)	3.381	3.427	3.532	(4.3%)	(1.3%)	3.399	3.628	(6.3%)
PEN/USD (End of period)	3.432	3.409	3.472	(1.1%)	0.7%	3.432	3.472	(1.1%)

Source: Bloomberg

Foreign Exchange: Brazilian real eases ahead of the elections as the Peruvian sol strengthens on mining inflows

In 3Q26, the Brazilian real averaged BRL 5.14/USD, appreciating 6% year-over-year but depreciating 2% versus 2Q26. For 9M26, the real averaged BRL 5.15/USD, 9% stronger than 9M25. Brazil’s still-wide real interest rate differential and moderating inflation continued to support the currency, even as the Central Bank delivered its third rate cut of 2026 in September and signaled a possible further reduction. The quarter-over-quarter weakening reflected rising uncertainty ahead of the October general elections and a narrower interest rate differential following the Fed’s September hike.

On October 25, President Luiz Inácio Lula da Silva was re-elected in the runoff election for a new four-year term beginning January 5, 2027. Local markets reacted with heightened volatility on October 26, with the BRL depreciating 9.2% to BRL 5.50/USD and the Ibovespa declining 13.9%, reflecting significant position unwinding and de-risking activity. Market attention now turns to the composition of the economic team and the policy agenda for the new term, including the fiscal framework, which will guide the Brazilian real and local interest rates in 2027.

The Peruvian sol averaged PEN 3.38/USD in 3Q26, appreciating 4% year-over-year and 1% versus 2Q26, as volatility from the contested presidential runoff faded after the result was confirmed in early July and the new government took office on July 28. Robust mining export revenues, particularly from copper, and sustained foreign exchange inflows continued to support the currency. An escalation of U.S.-Iran tensions could increase volatility in commodity markets and partially offset further appreciation.

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LME Week 2026 Sentiment: Tight Zinc Concentrate Market and By-Products in Focus

The industry tone at LME Week, held in London in mid-October, was constructive but more cautious than last year, amid persistent inflation, geopolitical tensions, and tariff uncertainty.

For zinc, discussions centered on a structurally tight concentrate market, with participants expecting benchmark treatment charges to decline in 2027. Demand is expected to remain steady, supported by infrastructure investment and, to a lesser extent, the energy transition.

Sulfuric acid emerged as a key theme, with prices at multi-year highs making it an increasingly important contributor to smelter margins, alongside silver. This dynamic also helps explain smelters’ willingness to accept lower treatment charges.

These trends reinforce the value of Nexa’s integrated business model, as our mining operations benefit from tight concentrate market conditions, while by-product recovery at our smelters, particularly sulfuric acid, supports smelting margins.

For copper, market sentiment remained firm, supported by concentrate shortages and expectations surrounding U.S. tariffs.

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Others

Hedging Program — Gold and Silver

On December 16, 2025, Nexa initiated a revenue hedge program for a portion of expected 2026 gold and silver production from its Peruvian mining operations, consistent with the Company's hedging policy. The program uses Zero Cost Collar derivatives with monthly settlement dates running from January through December 2026.

No additional hedge positions were entered into during 3Q26. Tranches covering 3Q26 production settled in July, August and September 2026, and the remaining tranches settle monthly through December 2026. In 9M26, the program resulted in a loss of US$2.0 million recognized in Net Revenues.

As of September 30, 2026, a cumulative net unrealized gain of US$6.6 million remained in Other Comprehensive Income, to be reclassified to profit or loss as the related hedged sales are recognized.

Offtake agreement

Nexa has an offtake agreement for the copper concentrate produced at Aripuanã. The agreement covers the entire production for a five-year period beginning February 2023, subject to a total contracted volume of approximately 30,018 tonnes. Pricing is based on the lower of market prices or a contractual price cap. The Company has designated the offtake agreement at fair value through profit or loss under IFRS 9. As of September 30, 2026, the Company had delivered 15,146 tonnes under this agreement, resulting in a non-cash accumulated loss of US$40 million recognized in the income statement. For further information, please refer to explanatory note 10(e) of the Financial Statements.

Summary of Uncertain Tax Positions on Income Tax

The Company is engaged in proceedings with SUNAT, the Peruvian tax authority, regarding the allocation of taxable income between the tax-stabilized portion of production, taxed at 20%, and the non-stabilized portion, taxed at 28%–29.5%, under the Cerro Lindo Tax Stability Agreement. The Company disputes SUNAT's allocation methodology, which the authority has applied consistently across the fiscal years under assessment.

Following the final resolutions issued by SUNAT in May 2026 for fiscal years 2014–2017, totaling US$225.5 million, and the upfront payment of US$130.6 million made in 2Q26, in August 2026 the Company paid an additional US$16.7 million related to fiscal years 2016 and 2017, as required by SUNAT to preserve the admissibility of its appeal before the Tax Court. Following this payment, no further installment commitments remain for those fiscal years. The remaining installment commitments relate exclusively to fiscal years 2014 and 2015 and totaled US$98.3 million as of September 30, 2026. Of this amount, US$1.6 million is recognized within "Tax liabilities", and the remainder will be recorded as "Tax claim payments" within "Other assets" as the installments are paid.

As of September 30, 2026, total amounts paid in connection with SUNAT tax assessments that remain under administrative and judicial proceedings reached US$234.9 million, compared with US$125.7 million as of December 31, 2025. These amounts are recorded as "Tax claim payments" within "Other assets", mainly related to the Cerro Lindo Tax Stability Agreement disputes. Tax uncertainty provisions recorded within "Tax liabilities" decreased to US$38.3 million, from US$45.5 million as of June 30, 2026, and from US$130.7 million as of December 31, 2025. Estimated contingent liabilities associated with uncertain tax positions not paid and not recognized in the balance sheet amounted to US$223.7 million, compared with US$291.5 million as of December 31, 2025.

SUNAT is currently auditing the Company's income tax returns for fiscal years 2020 and 2021. These audits are at an earlier procedural stage, and no final resolutions have been issued in respect of these years.

The payments made do not represent acceptance of the tax positions asserted by SUNAT, and management continues to believe that the Company’s technical and legal positions provide a basis for the recovery of the disputed amounts. For further information, please refer to explanatory note 8(c) of the Financial Statements.

Impairment

As of September 30, 2026, Nexa performed its annual impairment test for all its cash-generating units ("CGUs") to which goodwill has been allocated. The Company updated long-term metal prices forecast, discount rates, the exchange rate considering Brazilian real (BRL), and Life of Mine (“LOM”) as key assumptions in determining the recoverable amounts.

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As a result, Nexa recorded a total US$124 million non-cash net impairment loss in 3Q26. This includes a non-cash impairment loss of US$118 million, as the carrying amounts of the Juiz de Fora CGU and of the Três Marias System CGU (Três Marias smelter and Vazante mine) exceeded their recoverable amounts by US$60 million and US$58 million, respectively. In addition, Nexa recognized impairments of US$5 million on other individual assets. The impairment losses were primarily driven by lower long-term TC assumptions reflecting a tighter zinc concentrate market; a stronger Brazilian real, which raises USD-denominated costs and capital expenditures; lower projected zinc ore grades and concentrate availability; and higher sustaining capital expenditures, which more than offset higher long-term metal price assumptions. No impairment was identified for the Mining Peru group of CGUs or for Cajamarquilla. In 9M26, total non-cash net impairment losses amounted to US$123 million.

These adjustments are non-cash and are excluded from Adjusted EBITDA and adjusted net income. For further information, please refer to explanatory note 18(a) of the Financial Statements.

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Risks and Uncertainties

Risk management is a key element of our business strategy and supports long-term value creation while reinforcing confidence among our stakeholders.

Nexa’s Enterprise Risk Management (“ERM”) Policy establishes a structured approach to identifying and managing risks across our operations, corporate functions and capital projects, and supports informed decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on our risk appetite, updated annually, on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team and the Board of Directors. The oversight of risk, responses and mitigation actions are delegated to the various committees of the Board according to the nature of the risk and the respective board committee’s area of responsibility. The Audit Committee is responsible for financial reporting, fraud and compliance risk as well as oversight of the risk management process, policies and procedures. The Audit Committee is also responsible for oversight of cybersecurity risk management. The Finance Committee is responsible for the financial risks as well as the oversight of the financial risk management policy. The Compensation, Nominating and Governance Committee is responsible for the mitigation of risks associated with the Company’s compensation policies, among others. The Sustainability and Capital Projects Committee monitors compliance with applicable laws and policies and oversees the suitability and effectiveness of the Company’s risk management processes with respect to sustainability matters and capital projects matters, including but not limited to, tailings facility management and emergency response plans.

Our operations are exposed to various inherent risks and uncertainties that could materially affect our business, operating performance, financial results, liquidity and strategic plans. These include, without limitation:

•	commodity price and demand volatility;
•	inflationary pressures, foreign exchange fluctuations and interest rate movements;
•	changes in economic and political conditions in the countries where we operate;
•	evolving global trade dynamics, including potential new tariffs, supply chain disruptions or shifts in trade policy;
•	ongoing geopolitical tensions and related impacts on global commodity markets and supply chains, such as the ongoing conflict between the United States and Iran, and the associated risk of broader regional or global escalation;
•	climate change impacts and increasingly frequent extreme weather events affecting operations, logistics and energy availability;
•	operational and technical risks inherent to mining, including safety, environmental and geotechnical challenges;
•	permitting, regulatory compliance and community relations risks that could affect production and cost structures;
•	cyber and information security risks;
•	capital availability and execution risks associated with growth projects and sustaining investments;
•	and other factors.

Additional information regarding risks and uncertainties is included in our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR+ (www.sedarplus.ca) and available on the Company’s website (ir.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We define Adjusted EBITDA as net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividend received from associates; and (iii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period, including: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations. For future periods, when applicable, management may exclude the impact of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period.

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We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results. This reflects the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period. Since 2024, our management includes the cash dividend received from associates (currently, Enercan is our only associate) as part of our Adjusted EBITDA calculation. Enercan is an equity method investee with which we have a long-term energy supply agreement. Energy is one of the key components of our costs; as the purpose of our equity investment in Enercan is to secure a reliable long-term energy supply, our management considers this cash dividend received from Enercan each year as part of its analysis of our energy costs for such year.

Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Sustaining cost net of by-products credits is defined as the cash cost, net of by-product credits plus non-expansion capital expenditure, including sustaining, health, safety and environment, modernization and other non-expansion-related capital expenditures. Sustaining cash cost net of by-products credits is measured with respect to zinc sold.

All in sustaining cost (“AISC”) net of by-products credits is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties and workers’ participation. AISC net of by-products credits is measured with respect to zinc sold.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, B.Geo., FAusIMM(Geo): 224829, a Mineral Resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Reserves and Mineral Resources, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, as well as forward-looking information within the meaning of applicable Canadian securities legislation, including National Instrument 51-102 (collectively, "forward looking statements"). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “would,” “could,” “should,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts,” “targets,” outlook,” “guidance,” “potential,” “project,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. These factors include, among others, volatility in zinc, copper, lead, silver and gold prices, by-product credits and treatment charges; exchange rate fluctuations, particularly in the Brazilian real and Peruvian sol against the U.S. dollar; availability and cost of critical inputs, including energy, transportation and labor; operational and health, safety and engineering risks inherent to underground and open-pit mining and zinc smelting, including process safety events, equipment failures and fires at smelting facilities; tailings storage facility integrity and management; community opposition, social license disruptions and blockades affecting access to our operations; labor disputes and relations with our workforce and with local communities; cybersecurity incidents and disruptions to information technology systems; execution risk on capital projects, and the risk that capital projects are not completed within expected timelines or budgets; political, regulatory, fiscal and institutional developments in Peru, Brazil and Luxembourg, and broader geopolitical developments, including trade restrictions, tariff changes and policy shifts affecting cross-border commerce, supply chains and capital markets; permitting, environmental regulation, and changes in mining legislation, taxation or government policies; physical climate risk, including the increasing severity and frequency of weather events, and transition risks associated with the global energy transition and decarbonization, including the risk of failing to meet announced sustainability and emissions targets; outbreaks of contagious or infectious diseases, pandemics, or other public health crises; the activities of competitors and global and regional economic conditions; and risks relating to ongoing or future regulatory matters or investigations involving the Company, its operations or customers; uncertainties regarding the outcome, timing and terms of any potential transaction involving the Company's controlling shareholder, including any related arrangements involving the Company; and any related impacts on our financial statements.

Certain forward-looking statements are based on third-party data and market forecasts, which may not be accurate or current. Nexa does not guarantee such external data and assumes no obligation to update it except as required by law.

Material factors and assumptions on which our forward-looking statements are based include, among others: that demand for our products develops as expected; that customers and counterparties perform their contractual obligations; that operations are not disrupted by mechanical failures, supply constraints, labor disturbances, transportation or utility interruptions or adverse weather; that capital projects are executed within expected timelines and budgets; and that there are no material adverse variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, nor material differences between estimated mineral reserves and mineral resources and actual recovered amounts, beyond those reflected in any specific assumptions disclosed in the materials accompanying this document.

Forward-looking statements speak only as of the date on which they are made, and Nexa undertakes no obligation to update or revise any forward-looking statement, except as required by applicable law.

Further information regarding risks and uncertainties associated with these forward-looking statements, and the assumptions, parameters and methods used to estimate our mineral reserves and mineral resources under National Instruments 43-101, can be found in Nexa’s annual report on Form 20-F and in other public disclosures available on our website and filed with the SEC on EDGAR (www.sec.gov), with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca).

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Appendix

Income Statement

US$ million	3Q26	2Q26	3Q25	9M26	9M25
Net Revenues	937.1	907.9	763.5	2,733.4	2,099.1
Cost of sales	(692.6)	(650.8)	(609.6)	(1,959.6)	(1,686.0)
Gross Profit	244.5	257.2	154.0	773.8	413.1
SG&A	(44.7)	(43.0)	(37.5)	(128.2)	(105.3)
Mineral Exploration and Project Evaluation	(21.9)	(17.8)	(22.1)	(55.8)	(55.1)
Impairment reversal (loss) of long-lived assets	(124.0)	(0.5)	106.5	(123.1)	104.2
Other income and expenses, net	(34.3)	(20.5)	(23.0)	(63.4)	(65.1)
Operating income	19.7	175.3	177.9	403.2	291.8
Share in the results of associates	6.6	6.2	5.8	18.9	15.1
Net Financial Results	(55.0)	(7.8)	(45.5)	(73.2)	(74.0)
Financial income	6.1	5.7	7.0	16.1	17.1
Financial expenses	(65.4)	(55.2)	(62.1)	(174.1)	(186.2)
Other financial items, net	4.2	41.7	9.6	84.9	95.1
Depreciation and amortization	(89.8)	(86.3)	(81.5)	(253.5)	(223.9)
Adjusted EBITDA	300.8	285.9	186.1	869.4	471.9
Adj. EBITDA margin	32.1%	31.5%	24.4%	31.8%	22.5%
Income tax expense	(18.6)	(75.8)	(38.0)	(180.4)	(90.7)
Net Income	(47.3)	97.9	100.1	168.6	142.2
Attributable to Nexa's shareholders	(62.7)	68.6	69.3	95.2	82.3
Attributable to non-controlling interests	15.4	29.3	30.8	73.4	59.9
Weighted average number of outstanding shares – in thousand	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings per share – (in US$)	(0.47)	0.52	0.52	0.72	0.62
Adjusted Net Income	144.0	122.1	26.8	381.3	98.4
Adjusted basic and diluted earnings per share – (in US$)	0.87	0.64	(0.03)	2.18	0.25

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Consolidated statement of cash flows – Reconciliation

Nexa manages and reports Operating cash flow before working capital variations. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories. Management believes this measure provides investors with better visibility of the operating cash flow performance and our capital allocation strategy.

US$ million	3Q26	2Q26	3Q25	9M26	9M25

Operating cash flow before working capital variations	306.2	286.3	204.4	900.5	544.6

Working capital variations	(57.7)	(82.5)	11.6	(422.9)	(258.9)
Decrease (increase) in assets
Trade accounts receivables	(41.6)	63.7	(29.9)	(7.9)	(51.3)
Inventory	(84.6)	(46.7)	(29.6)	(145.9)	(70.6)
Other financial instruments	(3.5)	(1.0)	2.0	(3.4)	5.4
Other assets	(57.7)	(79.2)	(4.0)	(137.9)	(90.8)
Increase (decrease) in liabilities
Trade payables	47.5	54.6	31.6	4.0	(34.5)
Confirming payables	55.1	(36.5)	57.9	(52.5)	35.9
Other liabilities	27.2	(37.5)	(16.4)	(79.1)	(53.1)
Cash provided by operating activities	248.6	203.8	215.9	477.6	285.7

Interest paid (1)	(22.2)	(48.9)	(26.3)	(93.6)	(100.7)
Premium paid on bonds repurchase	-	-	-	-	(15.0)
Income tax paid	(41.2)	(43.9)	(22.1)	(143.5)	(85.8)
Net cash provided by operating activities	185.1	110.9	167.5	240.5	84.1

Capital Expenditures ("CapEx") (2)	(111.9)	(91.9)	(90.6)	(275.6)	(228.6)
Dividends paid/received (Net) (3)	(23.4)	(4.2)	(9.5)	(53.0)	(26.0)
New loans and debt repayment (4)	(24.9)	(22.5)	(16.3)	(26.3)	2.2
Foreign exchange effects	0.2	(2.7)	1.5	3.1	8.7
Other items (5)	(0.4)	0.1	(0.2)	(0.1)	4.2

Free Cash Flow (6)	73.2	19.0	76.9	(35.1)	(144.4)
Increase (Decrease) in cash and cash equivalents	24.8	(10.3)	52.4	(111.4)	(155.8)
Cash and cash equivalents at the beginning of the period	379.7	390.1	412.3	515.9	620.5
Cash and cash equivalents at the end of the period	404.5	379.7	464.7	404.5	464.7

Note: For further details please refer to “Consolidated statement of cash flows” in the Financial Statements.

(1) Includes: Interest paid on loans and financings; and Interest paid on lease liabilities.

(2) Includes: Additions of property, plant and equipment; and Additions of intangible assets. Refer to the “Capital Expenditures (“CapEx”)” section of this earnings release for CapEx breakdown. CapEx recorded under investing activities in our condensed consolidated interim financial statements is presented on a cash basis, while the amount presented in the "Capital Expenditures (CapEx)" section of this earnings release is reported on an accrual basis.

(3) Includes: Dividends received; Dividends paid; Payments of share premium; and Dividends not withdrawn.

(4) Includes: Net sales (purchases) of financial investments; New loans and financings; Debt issue costs; Payments of loans and financings; Payments of lease liabilities; Payments of fair value debt; Bonds Repurchase; and Other high liquid short term investments.

(5) Includes: Subsidiary acquisition cash effects, net; Proceeds from the sale of property, plant and equipment; Proceeds from the sale of divestments and restructuring; Investments in equity instruments; Acquisition of additional shares in associates; Repurchase of the Company's own shares; Acquisition of non-controlling interests; Effects of transactions with non-controlling interest in subsidiary; Purchase of non-controlling interest shares; Purchase of stake in subsidiary from non-controlling shareholders; Contribution of non-controlling interest capital; and Capital contribution of non-controlling interest to subsidiary.

(6) Free cash flow is defined as Net cash provided by operating activities minus CapEx (“Additions of property, plant and equipment” and “Additions of intangible assets”).

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